

reaching new heights



COVENTRY HEALTH CARE 2004 ANNUAL REPORT





First Health

coventry health care

Coventry Health Care, Inc. ("Coventry") is a national managed health care company based in Bethesda, Maryland operating health plans, insurance companies, network rental services companies, and workers' compensation services companies. Coventry provides a full range of risk and fee-based managed care products and services, including HMO, PPO, POS, Medicare Advantage, Medicaid, Workers' Compensation and Network Rental to a broad cross section of employer and government-funded groups, government agencies, and other insurance carriers and administrators in all 50 states as well as the District of Columbia and Puerto Rico.

At the end of 2004, Coventry announced its acquisition of First Health Group Corp. ("First Health"). The acquisition combines Coventry's strength in operating local health plans with First Health's national provider network and administrative expertise. The combined entity will build upon Coventry's longstanding practice of providing customer service and improving quality of care at the local level. The national parent will provide centralized expertise in areas such as technology, training, and administrative support.

The "new" Coventry is poised to meet changes in the health benefits industry by building upon the principles that have allowed the company to flourish…keep costs low, provide excellent service, and continually innovate.



First Health

BUILDING ON OUR FAMILY OF BRANDS

SOUTHERN HEALTH · WELLPATH · PERSONALCARE

COVENTRY · HEALTHCARE USA · CARELINK

HEALTHAMERICA HEALTHASSURANCE · GHP · ALTIUS

OMNICARE

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(in thousands except per share and membership data)

	December 31,				
	2004	2003	2002	2001	2000
Operations Statement Data(1)					
Operating revenues	$ 5,311,969	$4,535,143	$3,576,905	$3,147,245	$ 2,604,910
Operating earnings	496,671	366,197	200,670	91,108	62,515
Earnings before income taxes	526,991	393,064	225,741	134,682	102,068
Net earnings	337,117	250,145	145,603	84,407	61,340
Basic earnings per share	3.83	2.84	1.64	0.87	0.69
Diluted earnings per share	3.72	2.75	1.58	0.83	0.62
Balance Sheet Data(1)					
Cash and investments	$1,727,737	$1,405,922	$ 1,119,120	$ 952,491	$ 752,450
Total assets	2,340,600	1,981,736	1,643,440	1,451,273	1,239,036
Total medical liabilities	660,475	597,190	558,599	522,854	444,887
Long-term liabilities	25,854	27,358	21,691	10,649	6,443
Senior notes	170,500	170,500	175,000	—	—
Stockholders' equity	1,212,426	928,998	646,037	689,079	600,430
Operating Data(1)					
Medical loss ratio(2)	80.5%	81.2%	83.3%	86.0%	85.8%
Operating earnings ratio	9.4%	8.1%	5.6%	2.9%	2.4%
Administrative expense ratio	11.5%	12.0%	12.2%	12.0%	12.7%
Basic weighted average shares outstanding(3)	88,126	88,113	88,802	97,485	89,282
Diluted weighted average shares outstanding(3)	90,589	90,765	91,865	101,812	98,635
Risk membership, continuing operations	1,949,000	1,899,000	1,640,000	1,522,000	1,437,000
Non-risk membership, continuing operations	560,000	484,000	395,000	319,000	276,000
Network rental membership, continuing operations	583,000	678,000	788,000	730,000	593,000

(1) Operations Statement Data include the results of operations of acquisitions since the date of acquisition. Balance Sheet Data reflect acquisitions as of December 31 of the year of acquisition. See the notes to consolidated financial statements for detail on our acquisitions.
(2) Medical loss ratio excludes non-recurring charges and recoveries recorded in 2000.
(3) All historical common share data have been adjusted for a 3-for-2 stock split in the form of a 100% stock distribution paid on January 30, 2004 to stockholders of record on January 9, 2004.

Total Revenue

(Continuing Operations, in billions)



CAGR = 19.5%
$2.60
$3.15
$3.58
$4.54
$5.31
'00
'01
'02
'03
'04

Earnings Per Share



CAGR = 56.5%
$0.62
$0.83
$1.58
$2.75
$3.72
'00
'01
'02
'03
'04

Operating Margins



CAGR = 40.5%
2.4%
2.9%
5.6%
8.1%
9.4%
'00
'01
'02
'03
'04

"Their commitment, dedication, execution, and business savvy have driven past results and will continue to drive future success."



Membership
'00
'01
'02
'03
'04
Net Income
(in millions)
$337
$250
$146
$84
$61
'00
'01
'02
'03
'04
Share Price Appreciation
$53.08
$42.99
$19.35
$17.79
$13.30
'00
'01
'02
'03
'04



a legacy of growth & profitability

LETTER FROM THE CHAIRMAN

Reflecting on my eight years as President and CEO, I am proud of what this company has achieved. Together we built Coventry from a small managed care company with under a million members in 4 markets to a national leader with 2.5 million members in 15 markets. Seven years ago, we made $0.23 per share. In 2004, our EPS was $3.72—an average annual growth rate of 48.5 percent. During this same period, our annual revenues grew from $1.2 billion to $5.3 billion—23.3 percent average yearly growth. Today, all our businesses are profitable and growing. Our balance sheet and cash flow have never been stronger.

Coventry builds value by being in the right business with the right people. And we run the business with discipline. We believe that having the lowest cost structure, both medical and administrative, along with world-class service and competitive products, is the key to profitable growth over the long term. We have the lowest SG&A in the industry and our margins are among the highest in the industry.

On October 14, 2004, as I announced our 25th consecutive quarter of earnings growth, I also unveiled our definitive agreement to acquire First Health Group. The acquisition transforms Coventry into a national health benefits company capable of serving a broad array of commercial and governmental clients. Whereas our historic strength has been in the small to mid-size group insured customer markets, our enhanced capabilities will appeal to much wider audiences and market segments.

Last October, we also announced that Dale Wolf would succeed me as CEO upon my retirement. His skills and experience uniquely qualify him to be our new CEO and I am certain I could leave Coventry in no more capable hands. He will be outstanding in this role. Tom McDonough, who as COO turned our health plans into profitable businesses, will be a great president of First Health. As non-executive Chairman, I will continue supporting Dale and Tom in leading our company forward. The succession of leadership will bring vitality and continuity of vision.

When I consider our businesses, markets, products, technology, service capabilities, and most importantly, people, I see a company poised for continued outstanding performance on a national scale.

Allen F. Wise

Allen F. Wise
Chairman, Retired President and Chief Executive Officer

"The purchase of First Health transforms Coventry from a regional managed care company into a national player with a full scope of services to address the needs of virtually any customer."

Letter from the Chief Executive Officer

By almost any measure, 2004 was an outstanding year for Coventry Health Care. Total revenues grew 17 percent to $5.3 billion while diluted earnings per share grew 35 percent to $3.72. We improved on our already outstanding customer service by answering the phones faster, paying claims faster, and using technology to allow customers easier access to information. In October, we completed our acquisition of OmniCare Health Plan Inc., a Michigan Medicaid plan, and have fully integrated it into Coventry's operations.

The year's most notable development, of course, was the First Health acquisition. This acquisition gives us the opportunity to transform Coventry from a regional managed care company into a national health benefits provider with a full scope of services able to address the needs of virtually any customer.

First Health is comprised of five distinct, fee-based businesses of which four are built on a national PPO network of over 4,300 hospitals and 450,000 physicians and other ancillary providers. This proprietary, direct-contracted network provides the foundation on which we will improve and grow the First Health businesses. While the First Health businesses are today profitable, growth has been a challenge. The key to future profitable growth lies in improving the provider network and managing internal costs better in order to offer more competitive products to existing and potential customers. The core skills needed to run and improve the First Health businesses are ones we exercise everyday in our health plans: timely, accurate claims payment; broad product design; disciplined underwriting; high-quality, low-cost service; innovative provider contracting; and strong financial controls. As we have successfully done in our 14 prior acquisitions, we will centralize certain functions to achieve cost synergies and gain functional expertise.



reaching new heights

I am excited about the new growth opportunities that lie ahead for our company. In particular, we will use the First Health national network as a means to build health plans in new markets where we can leverage First Health's provider contracts to build attractive and competitive product offerings. We will open up at least three new markets in 2005 with more to follow in 2006. We see additional opportunities in Medicare as we will expand our product offerings to three new markets in 2005. In addition, we will participate in the Medicare Part D Pharmacy program, both in our local health plans and as a regional provider starting in January 2006. We will continue to grow the company through selective acquisitions. The addition of First Health allows us to explore acquisition opportunities in those business sectors in addition to the health plan acquisitions we have done heretofore. Although we will not be completing any new acquisitions during 2005 as we focus on integrating First Health, we are staying current on developments and opportunities in the marketplace.

We will continue to run our business in the manner we always have. Ethically. With financial discipline. With a passion for excellence. Focused on our customers. Managing for the long term. Building value for our shareholders.

I would like to thank all of Coventry's 4,450 health plan employees for a job well done in 2004, and welcome our 5,830 new employees in the First Health businesses as we set our sights on profitable growth for 2005 and beyond. I believe that our future success depends upon the focus and discipline of those who execute our plans every day. Together, we will achieve still more success in the years to come.

Dale B. Wolf

Dale B. Wolf
Chief Executive Officer

"It is easy to grow the top line and easy to grow the bottom line, but it is not easy to grow both," says Allen Wise. Coventry has met the challenge seven years running.

strength in execution

Top & Bottom Line Growth



Total Revenue (Continuing Operations, in billions)
Net Income (in millions)
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$350
$300
$250
$200
$150
$100
$50
$0
'00
'01
'02
'03
'04

SG&A % of Revenues

(excluding broker commissions)


11.4%
10.5%
10.4%
9.9%
9.4%
'00
'01
'02
'03
'04

STRENGTH IN EXECUTION

The acquisition of a large, multi-business enterprise is transforming Coventry in many ways—where we operate, what we sell, with whom we do business, and with whom we compete. One thing that has not changed, though, is *how* we operate. The strengths that have fueled our profitable growth—our focus, discipline, business practices, in short, our ability to execute—are the same strengths we will count on for success as a national health benefits provider. Coventry has proven through its successful integration of 14 prior acquisitions that it knows how to execute.

Execution is the key to success. The best plans will fail if not executed properly. Our business is one of a thousand details and our attention to all of those details on a daily basis has driven our success in growing profitably. Coventry has developed effective practices for contracting and cost control, and service standards that deliver a competitive edge. For its part, First Health benefits from a history of great customer service. A central theme in both of these strengths is execution on behalf of the customer.

For example, over the past five years:

- We have grown membership on average 10% annually.
- We have grown total revenues 19.5% on average annually.
- Operating margins have improved from 2.4% to 9.4%.
- Controllable administrative expenses as a percent of revenues have been reduced from 11.4% to 9.4%.
- Controllable administrative costs per member per month (pmpm) have grown at an average annual rate of only 1.6%.
- We have tripled the number of benefit plans offered to customers while increasing our auto-adjudication rate on claims from 55% to 80%.
- We have completed 14 acquisitions and converted them all to our single operating system within the first year, with no negative surprises. All these acquired properties are profitably growing.
- We have reduced employees per one thousand members from 1.84 to 1.75.

These examples of executing on the details are just a few of the reasons why Coventry has grown earnings per share at an average annual rate of 56% over the past five years.

The largest non-Blue service provider of federal employees, the leading PPO-based Workers' Compensation program, the top Medicaid pharmacy benefits administrator, a major service provider of self-funded multi-state groups, a thriving network rental business...Coventry acquired five strong businesses when we bought First Health.


First Health.

Transforming Our Company

With First Health Group, Coventry has acquired five businesses. Each has its own distinct profile of assets, revenues, margins, and risk. All possess attributes that will enhance Coventry's strengths and propel us into new markets or deeper into existing ones. To understand the acquisition, it is necessary to understand the five segments:

- The Federal Employee Health Benefits Program (FEHBP) business ($248 million in revenues for twelve months ended 9/30/04) is First Health's largest segment, and First Health is the largest non-Blue service provider in the market. The business is familiar to us, as Coventry underwrites over 100,000 fully insured FEHBP members in eight markets. Given both companies' large group underwriting expertise and experience developing managed care products for this group (including the government's first health savings accounts), we expect to realize network improvements and operational synergies early on.
- First Health's Workers' Compensation business ($206 million) gives Coventry a top franchise in a market with outstanding growth opportunities. First Health is the leading provider of PPO network services for Workers' Compensation. Growth has been steady for over ten years with a strong uptick following acquisitions in 2003 and 2004. Growth opportunities in this segment were a significant factor in Coventry's decision to pursue the acquisition. State regulatory reforms will expand the role of managed care services such as the ones we provide, making our entry into this business even more well-timed.
- First Health's Public Sector business ($172 million) is also at the forefront of a growing and potentially lucrative market. First Health operates the nation's leading Medicaid prescription drug benefit program and is Medicaid's third largest fiscal agent. Here too, the move by states to contain costs through managed care points directly to networks and products First Health and Coventry have built in this market.



THE FIRST HEALTH ASSET: A NATIONAL PPO NETWORK

investing in the future

- Corporate, the National Account business segment ($170 million), makes up about 19 percent of First Health's total book of business. Coventry's recontracting efforts and pricing discipline will improve the segment's margins. The business' strategic value lies in its extension of our network and product reach into areas where we want to be, namely large, self-funded multi-state groups. With the acquisition, Coventry takes over 130 mostly long-term clients for whom service is a key differentiator.
- A final strong asset is First Health's Carrier/Third Party Administrator (TPA) segment ($100 million). This network rental business occupies a number two market position, is highly profitable, and operates at low cost. Having it will allow Coventry to bring some contracted services in-house. Combining the new rental networks with our existing PPO rental business will also generate economies of scale.

Following our standard practice, we have moved fast to begin operating these segments as Coventry businesses. Since closing the transaction, we have taken steps to realize synergies, including the elimination of 200 positions and top-level examination of the strategic need for 300 open positions. Employees have been aligned under each of the five business segments with clear lines of focused accountability. Our systems and customer service organizations have been aligned. Each business will be supported by a senior executive in both IT and customer service, accountable for driving the performance with that business partner.

Building capability for the future is an evolution of incremental progress every day. First Health accelerates that evolution.



Accelerating a Natural Evolution

When Allen Wise and Dale Wolf arrived at Coventry in late 1996, Coventry consisted of just under 1.0 million members in 4 markets. Over the next eight years, Coventry grew to over 2.5 million members in 15 markets. We achieved this by following a focused, systematic growth strategy. We augmented the organic growth achieved by our existing health plans with a deliberate approach to mergers and acquisitions. We have demonstrated the willingness and ability to pursue selective acquisitions where we could improve earnings and provide opportunities for future growth. By virtually any standard, this has proven to have been an enormously successful strategy.

We recognized, however, that even as a growing regional player, our ability to meet the needs of employers and others was constrained by our limited service area. From the beginning, therefore, the natural evolution of our regional business model strategy has been to become a national leader, capable of addressing the needs of the smallest to the largest of our corporate customers. The acquisition of First Health strategically builds upon our historic approach and simply accelerates this natural evolution.



the new coventry

The acquisition of First Health provides key support for our strategy in four key areas:

- The addition of First Health provides Coventry with national capabilities. With First Health, Coventry is now better positioned to take advantage of opportunities to serve large, regional, and national employers.
- Coventry has earned considerable success with the Medicaid health plan business in selected states for the past several years. The addition of First Health provides Coventry with the capability to participate in other state programs such as pharmacy benefits management and fiscal agent services. In fact, with First Health, Coventry is now the only company that can provide the full spectrum of Medicaid managed care services states require.
- The addition of First Health enables Coventry to build health plans in new markets from the ground up by using First Health's existing provider networks while leveraging volumes to enhance our competitive position.
- With First Health, we also enter into new, yet related, businesses that provide revenue and earnings diversity, and further improve our platform for future profitable growth.

Remaining unchanged, however, is the consistent story of focus and execution. We strive to have the lowest cost structure and outstanding service to build the most competitive product offerings in the marketplace—tenets that will drive the integration of First Health.

For us, building capability for the future is an evolution of incremental progress everyday. First Health accelerates that evolution by providing the networks, products, and technology needed tomorrow today.

strength

TABLE OF CONTENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the accompanying audited consolidated financial statements and notes thereto.

Executive-Level Overview

General Operations

We are a leading publicly traded managed health care company with approximately 2.5 million members as of December 31, 2004. We operate a diversified portfolio of local market health plans, insurance companies and provider networks serving 15 markets. Our operations are based in Bethesda, Maryland with our local markets primarily covering the Mid-Atlantic, Midwest and Southeast regions of the United States. Our primary focus has been owning and operating health plans with a concentration on risk business with mid-sized employer groups.

On January 28, 2005, we acquired First Health which operates one of the largest national preferred provider organization networks. First Health is a major national provider of non-risk administrative and medical management services to commercial, governmental and third party payor customers. Since the acquisition was consummated in 2005, First Health's financial position and operating results are not included in this discussion. We believe the combination of Coventry and First Health creates a leading health benefits company with the size, scale and product breadth to be a market leader with significant growth opportunities. First Health's strengths and business mix are highly complementary to our existing business, enabling the following benefits, among others:

- significantly expands our geographic presence, creating a national healthcare platform with substantial growth opportunities;
- diversifies our product offerings and client base and enables us to serve a full spectrum of healthcare clients nationwide, ranging from national accounts to small businesses and including corporate, federal government, state government, Medicaid and Medicare clients;
- significantly increases our fee-based, non-regulated cash flows; and
- leverages our existing operating expertise and administrative infrastructure.

Highlights of 2004 Performance

- Membership increased 5% over the prior year.
- Revenue increased 17% over the prior year.
- Medical loss ratio of 80.5% improved 70 basis points over the prior year.
- Selling, general and administrative expenses were 11.5% of operating revenue, a 50 basis point improvement over the prior year.
- Operating margin of 9.4% improved 130 basis points over the prior year.
- Diluted earnings per share increased 35% over the prior year.
- Cash flows from operations was $453.9 million, a 41% improvement over the prior year.
- Total cash and investments was $1.7 billion, a 23% increase over the prior year.

Operating Revenue and Products

We generate our operating revenues from premiums for a broad range of managed care and management service products. Premiums for our commercial risk products, for which we assume full underwriting risk, can vary. For example, premiums for our preferred provider organization ("PPO") and point of service ("POS") products are typically lower than our health maintenance organization ("HMO") premiums due to medical underwriting and higher deductibles and co-payments that are typically required of the PPO and POS members. Premium rates for our government programs, Medicare and state-sponsored managed Medicaid, are established by governmental regulatory agencies. These government products are offered in selected markets where we believe we can achieve profitable growth based upon favorable reimbursement levels, provider costs and regulatory climates.

Revenue for our management services products ("non-risk") is generally a fixed administrative fee for access to our provider networks and management services, for which we do not assume underwriting risk. The management services we provide typically include network management, claims processing, utilization review and quality assurance. In addition, we rent our network of providers, including claims repricing and utilization review, to other managed care plans or non-risk employers and assume no underwriting risk.

During the three years ended December 31, 2004, we experienced substantial growth in operating revenues due in part to membership increases from acquisitions. Acquisitions must have a manageable regulatory and business climate and have the ability to add value to our company. Additionally, membership growth was achieved organically through marketing efforts, geographic expansion and increased product offerings. Our ability to introduce products quickly to each market has helped us to expand our customer base. In particular, we have been able to add a large variety of lower cost products, which has proven especially attractive to customers.

Operating Expenses

Our medical costs include medical claims paid under contractual relationships with a wide variety of providers and capitation arrangements. Medical costs also include an estimate of claims incurred but not reported.

Our health plans maintain provider networks that furnish health care services through contractual arrangements with physicians, hospitals and other health care providers. Prescription drug benefits are provided through a formulary comprised of an extensive list of drugs. Drug prices are negotiated through a national network of pharmacies at discounted rates.

We have capitation arrangements for certain ancillary heath care services, such as mental health care, and a small percentage of our membership is covered by global capitation arrangements. Under the typical arrangement, the provider receives a fixed percentage of premium to cover costs of all medical care or of the specified ancillary services provided to the globally capitated members. Under some capitated arrangements, physicians may also receive additional compensation from risk sharing and other incentive arrangements. Global capitation arrangements limit our exposure to the risk of increasing medical costs, but expose us to risk as to the adequacy of the financial and medical care resources of the provider organization. We are ultimately responsible for the coverage of our members pursuant to the customer agreements. To the extent that the respective provider organization faces financial difficulties or otherwise is unable to perform its obligations under the capitation arrangements, we will be required to perform such obligations. Consequently, we may have to incur costs in doing so in excess of the amounts we would otherwise have to pay under the original global or ancillary capitation arrangements.

We have established systems to monitor the availability, appropriateness and effectiveness of the patient care we provide. We collect utilization data in each of our markets that we use to analyze over-utilization or under-utilization of services and assist our health plans in providing appropriate care for their members and improving patient outcomes in a cost efficient manner. Medical directors also monitor the utilization of diagnostic services and encourage the use of outpatient surgery and testing where appropriate. Each health plan collects data showing each physician's utilization profile for diagnostic tests, specialty referrals and hospitalization and presents such data to the health plan's physicians. The medical directors monitor these results in an effort to ensure the use of cost-effective, medically appropriate services.

We operate four regional service centers that perform claims processing, premium billing and collection, enrollment and customer service functions for our health plans. Our regional service centers enable us to take advantage of economies of scale, implement standardized management practices at each of our plans and capitalize on the benefits of our integrated information technology systems. We centralize the underwriting and product pricing functions for our health plans, which allows us to utilize our underwriting expertise and a disciplined pricing strategy at each of our health plans.

Cash Flows

We generate cash through operations. As a profitable company in an industry that is not capital equipment intensive, we have not needed to use financing methods to fund operations. We have a low debt to capital ratio and while we did issue senior notes in 2002 (as described in *Note H* to our consolidated financial statements), the entire proceeds were used to repurchase a portion of our common stock and were not used to fund operations. Our primary use of cash is to pay medical claims. Any excess cash has historically been used for acquisitions and for repurchases of our common stock.

In late January 2005, in connection with the First Health merger, we incurred approximately $865 million of indebtedness in order to finance the acquisition of all of First Health's outstanding common stock, refinance the existing indebtedness of First Health and pay related transaction fees and expenses. We do not anticipate that any of the proceeds of such indebtedness will be used to fund operations.

Critical Accounting Policies

We consider the accounting policies described below critical in preparing our consolidated financial statements. Critical accounting policies are ones that require difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The judgments and uncertainties affecting the application of these policies include significant estimates and assumptions made by us using information available at the time the estimates are made. Actual results could differ materially from those estimates.

Revenue Recognition

Managed care premiums are recorded as revenue in the month in which members are entitled to service. Premiums are based on both a per subscriber contract rate and the number of subscribers in our records at the time of billing. Premium billings are generally sent to employers in the month preceding the month of coverage. Premium billings may be subsequently adjusted to reflect changes in membership as a result of retroactive terminations, additions, or other changes. Due to early timing of the premium billing, we are able to identify the retroactive adjustments for two subsequent months billings. Current period revenues are adjusted to reflect these retroactive adjustments.

Based on information received subsequent to generating premium billings, historical trends, bad debt write-offs and the collectibility of specific accounts, we estimate, on a monthly basis, the amount of bad debt and future membership retroactivity and adjust our revenue and allowances accordingly.

As of December 31, 2004, we maintained allowances for retroactive billing adjustments of approximately $6.7 million compared with approximately $7.2 million at December 31, 2003. We also maintained allowances for doubtful accounts of approximately $0.9 million and $1.4 million as of December 31, 2004 and 2003, respectively. The calculation for these allowances is based on a percentage of the gross accounts receivable with the allowance percentage increasing for the older receivables. The allowances have declined as a result of an improvement in the aging of our premium receivables.

We also receive premium payments from the Centers for Medicare and Medicaid Services ("CMS") on a monthly basis for our Medicare membership. Membership and category eligibility are periodically reconciled with CMS and could result in adjustments to revenue. Premiums collected in advance are recorded as deferred revenue.

We contract with the Office of Personnel Management ("OPM") to provide managed health care services under the Federal Employee Health Benefits Program ("FEHBP"). These contracts with the OPM and applicable government regulations establish premium rating arrangements for this program. The OPM conducts periodic audits of its contractors to, among other things, verify that the premiums established under its contracts are in compliance with the community rating and other requirements under FEHBP. The OPM may seek premium refunds or institute other sanctions against health plans that participate in the program. We periodically reconcile our contracts with the OPM and such reconciliations could result in adjustments to revenue. Premiums for services to federal employee groups are subject to audit and review by the OPM on a periodic basis. Such audits are usually a number of years in arrears. We record reserves, on an estimated basis annually, based on appropriate guidelines. Any differences between actual results and estimates are recorded in the year the audits are finalized.

We enter into performance guarantees with employer groups where we pledge that we will meet certain standards. These standards vary widely and could involve customer service, member satisfaction, claims processing, claims accuracy, telephone on-hold time, etc. Under these performance guarantees, we could be at risk and may incur penalties for not maintaining the standards established in the contracts. The risk level varies by agreement with penalties based on a variety of calculations including per member per month, percentage of premium, or percentage of administration fees. Risk levels are evaluated at least quarterly. We estimate our potential exposure and record appropriate reserves. The penalties that we have incurred have been immaterial and, although, we can not predict with precision the future effect on our results of operations of these penalties, we expect them to remain immaterial.

Medical Claims Expense and Liabilities

Medical liabilities consist of actual claims reported but not paid and estimates of health care services incurred but not reported. Medical liabilities estimates are developed using actuarial principles and assumptions that consider, among other things, historical claims payment patterns, provider reimbursement changes, historical utilization trends, current levels of authorized inpatient days, other medical cost inflation factors, membership levels, benefit design changes, seasonality, demographic mix change and other relevant factors.

We employ a team of actuaries that have developed, refined and used the same set of reserve models over the past several years. These reserve models do not calculate separate amounts for reported but not paid and incurred but not reported, but rather a single estimate of medical claims liabilities. These reserve models make use of both historical claim payment patterns as well as emerging medical cost trends to project our best estimate of claim liabilities. Within these models, historical data of paid claims is formatted into claim triangles which compare claim incurred dates to the claim payment dates. This information is analyzed to create "completion factors" that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Completion factors are applied to claims paid through the financial statement date to estimate the ultimate claim expense incurred for the current period. Actuarial estimates of claim liabilities are then determined by subtracting the actual paid claims from the estimate of the ultimate incurred claims.

For the more recent incurred months, the percentage of claims paid to claims incurred in those months is generally low. As a result, the completion factor methodology is less reliable for such months. For that reason, incurred claims for recent months are not projected solely from historical completion and payment patterns. Instead, they are projected by estimating the claims expense for those months based upon recent claims expense levels and health care trend levels, or "trend factors." As these months mature over time, the two estimates (completion factor and trend) are blended with completion factors being used exclusively for older months.

Within the reserve setting methodologies for inpatient and non-inpatient services, we use certain assumptions. For inpatient services, authorized days are used for utilization factors, while cost trend assumptions are incorporated into per diem amounts. The per diem estimates reflect anticipated effects of changes in reimbursement structure and severity mix. For non-inpatient services, a composite trend assumption is applied which reflects anticipated changes in cost per service, provider contracts, utilization, and other factors.

Changes in the completion factors, trend factors and utilization factors can have a significant effect on the claim liability. The following example provides the estimated effect to our December 31, 2004 unpaid claims liability assuming hypothetical changes in the completion, trend, and inpatient day factors. While we believe the selection of factors and ranges provided are reasonable, certain factors and actual results may differ.

Completion Factor		**Claims Trend Factor**		**Inpatient Day Factor**	
Increase (Decrease) in Completion Factor	**(Decrease) Increase in Unpaid Claims Liabilities**	***(Decrease) Increase in Claims Trend Factor***	**(Decrease) Increase in Unpaid Claims Liabilities**	***(Decrease) Increase in Inpatient Day Factor***	**(Decrease) Increase in Unpaid Claims Liabilities**
3.0%	$(14,974)	(5.0%)	$(45,748)	(5.0%)	$(8,759)
2.0%	$(10,094)	(2.5%)	$(22,874)	(2.5%)	$(4,380)
1.0%	$ (5,104)	(1.0%)	$ (9,150)	(1.0%)	$(1,752)
(1.0%)	$ 5,222	1.0%	$ 9,150	1.0%	$ 1,752
(2.0%)	$ 10,567	2.5%	$ 22,874	2.5%	$ 4,380
(3.0%)	$ 16,038	5.0%	$ 45,748	5.0%	$ 8,759

We also establish reserves, if required, for the probability that anticipated future health care costs and contract maintenance costs under the group of existing contracts will exceed anticipated future premiums and reinsurance recoveries on those contracts.

Accruals are continually monitored and reviewed, and as settlements are made or accruals adjusted, differences are reflected in current operations. Changes in assumptions for medical costs caused by changes in actual experience could cause these estimates to change in the near term. Certain situations require judgment in setting reserves, such as system conversions, processing interruptions, environmental changes or other factors.

Actuarial standards of practice generally require the actuarial developed medical claims estimates to cover obligations under an assumption of moderately adverse conditions. Adverse conditions are situations in which the actual claims are expected to be higher than the otherwise estimated value of such claims. In many situations, the claims paid amount experienced will be less than the estimate that satisfies the actuarial standards of practice. Medical claims liabilities are recorded at an amount we estimate to be appropriate. Adjustments of prior years estimates may result in additional medical costs or, as we have experienced during the last several years, a reduction in medical costs in the period an adjustment was made. Our reserve models have historically developed favorably suggesting that the accrued liabilities calculated from the models were more than adequate to cover our ultimate liability for unpaid claims. We believe that this favorable development is a result of good communications between our health plans and our actuarial staff regarding medical utilization, mix of provider rates and other components of medical cost trend.

The following table presents the components of the change in medical claims liabilities for the years ended December 31, 2004, 2003 and 2002, respectively.

(in thousands)	**2004**	**2003**	**2002**
Medical liabilities, Beginning of Period	**$ 597,190**	$ 558,599	$ 522,854
Acquisitions	—	38,828	30,778
Reported Medical Costs			
Current year	**4,257,942**	3,693,821	2,985,472
Prior year	**(72,047)**	(86,532)	(65,973)
Total reported medical costs	**$4,185,895**	$3,607,289	$2,919,499
Claim Payments			
Payments for current year	**3,691,092**	3,235,902	2,527,999
Payments for prior year	**431,518**	371,624	386,533
Total claim payments	**$4,122,610**	$3,607,526	$2,914,532
Medical liabilities, End of Period	**$ 660,475**	$ 597,190	$ 558,599

Acquisition balances represent medical liabilities of the acquired company as of the applicable acquisition date. Subsequent changes in estimates related to the acquired balances are recorded as adjustments to the settlement account with the acquired entity's previous owner.

The negative amounts noted as "prior year" medical costs are favorable adjustments for claim estimates being settled for amounts less than originally anticipated. As noted above, these favorable restatements from original estimates occur due to changes in medical utilization, mix of provider rates and other components of medical cost trends. Medical claim liabilities are generally paid within several months of the member receiving service from the provider. Accordingly, the 2004 prior year medical costs relate almost entirely to claims incurred in calendar year 2003.

We believe that the amount of medical liabilities is adequate to cover our ultimate liability for unpaid claims as of December 31, 2004; however, actual claim payments and other items may differ from established estimates.

Investments

We account for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 —"Accounting for Certain Investments in Debt and Equity Securities." We invest primarily in fixed income securities and classify all of our investments as available-for-sale. Investments are evaluated at least quarterly to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

- adverse financial conditions of a specific issuer, segment, industry, region or other variables;
- the length of the time and the extent to which the fair value has been less than cost;
- the financial condition and near-term prospects of the issuer;
- our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value;
- elimination or reduction in dividend payments, or scheduled interest and principal;
- rating agency downgrade of a debt security; and
- expected cash flows of a debt security.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write down is included in earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis.

The following table shows our investments' gross unrealized losses and fair value, at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less than 12 months		12 months or more		Total	
(in thousands) **Description of Securities**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
State and municipal bonds	$ 57,504	$ (506)	$11,437	$ (272)	$ 68,941	$ (778)
U.S. Treasury and agency securities	96,340	(392)	—	—	96,340	(392)
Mortgage-backed securities	57,306	(357)	3,766	(61)	61,072	(418)
Asset-backed securities	21,786	(226)	1,912	(88)	23,698	(314)
Corporate debt and other securities	264,939	(1,583)	21,184	(708)	286,123	(2,291)
	$497,875	$(3,064)	$38,299	$(1,129)	$536,174	$(4,193)

The securities presented in this table do not meet the criteria for an other-than-temporarily impaired investment. These securities have an investment grade credit rating. The current unrealized loss is the result of interest rate increases and not unfavorable changes in the credit ratings associated with these securities. These investments are not in high risk industries or sectors and we intend to hold these investments for a period of time sufficient to allow for a recovery in market value.

Investments with original maturities in excess of three months and less than one year are classified as short-term investments and generally consist of corporate bonds, U.S. treasury notes and commercial paper. Long-term investments have original maturities in excess of one year and primarily consist of fixed income securities.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets that have indefinite lives are subject to a periodic assessment for impairment by applying a fair-value-based test. We use three approaches to identifying the fair value of our goodwill and other intangible assets: a market approach, a market capitalization approach and an income approach. The market approach estimates a business's fair value by analyzing the recent sales of similar companies. The market capitalization approach is based on the market value of our total shares outstanding. The income approach is based on the present value of expected future cash flows. All three approaches are reviewed together for consistency and commonality. Any impairment charges that may result will be recorded in the period in which the impairment took place as recalculated on October 1, our annual impairment test date. We have not incurred an impairment charge related to goodwill or indefinite intangibles. See *Note C* to the consolidated financial statements for additional disclosure related to intangible assets.

New Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS No. 123(R) on July 1, 2005 using the modified-prospective method.

Under the modified-prospective method, compensation cost is recognized beginning with the effective date based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

As permitted by SFAS No. 123, we currently account for share-based payments to employees using APB No. 25's intrinsic value method and, as such, have recognized no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have an effect on our results of operations, although it will have no material effect on our overall financial position. The effect of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods using the Black-Scholes method of valuation, the effect of that standard would have approximated the effect of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in *Note A* to our consolidated financial statements. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (as it is dependent upon, among other things, when employees exercise stock options), the amount of operating cash flows that would have been recognized under SFAS No. 123 in 2004, 2003 and 2002 for such excess tax benefits were $15.8 million, $15.6 million, and $12.9 million, respectively.

Acquisitions

During the three years ended December 31, 2004, we completed several business combinations and membership purchases. These business combinations are all accounted for using the purchase method of accounting and, accordingly, the operating results of each acquisition have been included in our consolidated financial statements since their effective date of acquisition. The purchase price for each business combination was allocated to the assets, including the identifiable intangible assets, and liabilities based on estimated fair values. The excess of the purchase price over the net identifiable assets acquired was allocated to goodwill. The purchase price of our membership purchases is allocated to identifiable intangible assets and is being amortized over a useful life of ten to twenty years.

The following table summarizes all business combinations and membership purchases for the three years ended December 31, 2004. The purchase price of each business combination includes the payment for net worth and estimated transition costs. The estimated transition costs may be adjusted as actual expenses are incurred, thereby affecting the final purchase price of the acquisition. In addition, most of our acquisition agreements contain a provision for a final retroactive balance sheet settlement which may result in adjustments to the purchase price. The purchase price shown for recent acquisitions, in thousands, is inclusive of all retroactive balance sheet settlements to date and transaction cost adjustments.

	Effective Date	Market	Purchase Price
Business Combinations			
NewAlliance Health Plan, Inc. ("NewAlliance")	May 1, 2002	Pennsylvania	$ 8,303
Mid-America Health Partners, Inc. ("Mid-America")	December 1, 2002	Kansas	$41,260
PersonalCare Health Management, Inc. ("PersonalCare")	February 1, 2003	Illinois	$20,521
Altius Health Plans, Inc. ("Altius")	September 1, 2003	Utah	$45,723
Membership Purchases			
OmniCare Health Plans ("OmniCare")	October 1, 2004	Michigan	$13,166

Membership

The following table presents our membership as of December 31, 2004 and 2003 and the percentage change in membership between these dates.

(in thousands)	December 31, 2004	December 31, 2003	Percent Change
Risk membership:			
Commercial	**1,483**	1,510	(1.8%)
Medicare	**69**	65	6.2%
Medicaid	**397**	324	22.5%
Total risk membership	**1,949**	1,899	2.6%
Non-risk membership	**560**	484	15.7%
Total membership	**2,509**	2,383	5.3%

Medicaid membership increased primarily as a result of the acquisition of OmniCare in the fourth quarter of 2004. The increase in non-risk membership was influenced by three large groups changing from a risk product to a non-risk product effective January 1, 2004, as well as from additional organic membership obtained in the Missouri market.

In January 2005, we lost a large commercial insured account to an administrative services only ("ASO") bid and a large existing ASO account to another third party administrator. Because of the loss of this membership, organic growth was negative in January but currently is expected to be one to three percent for all of 2005.

Results of Operations

The following table is provided to facilitate a more meaningful discussion regarding the comparison of our operations for each of the three years in the period ended December 31, 2004.

	2004	2003	Increase (Decrease)	2003	2002	Increase (Decrease)
Summary Results (in thousands, except EPS)						
Total operating revenues	**$5,311,969**	$4,535,143	17.1%	$4,535,143	$3,576,905	26.8%
Operating earnings	**$ 496,671**	$ 366,197	35.6%	$ 366,197	$ 200,670	82.5%
Net earnings	**$ 337,117**	$ 250,145	34.8%	$ 250,145	$ 145,603	71.8%
Diluted earnings per share	**$ 3.72**	$ 2.75	35.3%	$ 2.75	$ 1.58	74.1%
Managed Care Premium Yields (per member per month):						
Commercial	**$ 226.59**	$ 206.08	10.0%	$ 206.08	$ 183.78	12.1%
Medicare	**$ 695.96**	$ 629.52	10.6%	$ 629.52	$ 593.29	6.1%
Medicaid	**$ 145.23**	$ 139.69	4.0%	$ 139.69	$ 137.54	1.6%
Medical Costs (per member per month):						
Commercial	**$ 179.22**	$ 164.56	8.9%	$ 164.56	$ 152.12	8.2%
Medicare	**$ 579.92**	$ 527.84	9.9%	$ 527.84	$ 509.60	3.6%
Medicaid	**$ 126.88**	$ 122.25	3.8%	$ 122.25	$ 115.58	5.8%
Medical Loss Ratios:						
Commercial	**79.1%**	79.9%	(0.8%)	79.9%	82.8%	(2.9%)
Medicare	**83.3%**	83.8%	(0.5%)	83.8%	85.9%	(2.1%)
Medicaid	**87.4%**	87.5%	(0.1%)	87.5%	84.0%	3.5%
Total	**80.5%**	81.2%	(0.7%)	81.2%	83.3%	(2.1%)
Administrative Statistics:						
Selling, general and administrative as a percentage of revenue	**11.5%**	12.0%	(0.5%)	12.0%	12.2%	(0.2%)
Days in medical liabilities	**55.8**	56.7	(0.9)	56.7	66.8	(10.1)

Comparison of 2004 to 2003

Managed care premium revenue increased as a result of rate increases that occurred throughout all markets, acquisitions and organic growth. Commercial yields (premium per member per month) increased as a result of rate increases on renewals that occurred throughout all markets. Medicare yields increased as a result of the rate increases from the annual Adjusted Community Rating filings and from the Medicare Modernization Act. The rate increases from the Medicare Modernization Act were required to be used for enhanced member benefits and/or network access and thus did not affect profitability. The acquisition of Altius effective September 1, 2003 and OmniCare effective October 1, 2004 accounted for $208.7 million of the increase in managed care premium revenue over the prior year.

Management services revenue increased due to the increase in non-risk membership discussed earlier.

Medical costs have increased due to medical trend, acquisitions and organic growth. However, total medical expense as a percentage of managed care premium revenue has improved to 80.5% over the prior year. This favorable change was attributable mostly to our commercial business and is a result of the commercial premium rate increases mentioned above outpacing commercial medical trend. Reported commercial medical trend, net of benefit buy downs, was 8.9%. Our Medicare business medical loss ratio improved compared to the prior year as a result of the increase in premium yields discussed above. Our overall Medicaid medical loss ratio was essentially flat compared to prior year. Excluding OmniCare, the Medicaid medical loss ratio would have improved to 86.9%. The same store improvement is as a result of rate increases across our markets and as a result of much improved performance in our Medicaid Virginia market. The Virginia market benefited from lower utilization, lower drug costs and favorable provider contract renegotiations.

Selling, general and administrative expense increased primarily due to normal operating costs of recent acquisitions, an increase in broker commissions and an increase in salary expenses. Broker commissions, excluding acquisitions, have increased due to the growth in both organic membership and in premium rates. Salary expenses, excluding acquisitions, have increased due to annual compensation increases, additional amortization expense related to restricted shares of common stock granted in 2003 and 2004, and incremental compensation expense related to our organic membership growth. Selling, general and administrative expenses as a percentage of revenue have improved as a result of continuing revenue growth and success in controlling customer service costs.

Other income increased due to an increase in interest income as a result of higher interest rates and as a result of a larger investment portfolio in 2004. Additionally, 2003 other income included a gain from sale of our single derivative investment which partially offsets the current year increase.

Our provision for income taxes increased due to an increase in earnings before taxes. The effective tax rate decreased to 36.0% in 2004 from 36.4% in 2003.

Days in total medical claims liabilities decreased from the prior year due primarily to faster claim receipts and continually improved processing cycle times.

Comparison of 2003 to 2002

Managed care premium revenue increased as a result of rate increases on renewals that occurred throughout all markets, acquisitions and organic membership growth. Rate increases on commercial risk renewals averaged 13.5% for the year 2003. Commercial yields increased by an average of 12.1% on a per member per month ("PMPM") basis. Excluding the Altius acquisition, the commercial yield increased 12.8%. Medicare yields increased as a result of changes being made to rate structures, as well as changes in demographics. The acquisitions of Mid-America, PersonalCare, and Altius resulted in an increase in managed care premium revenue of approximately $325 million. Organic membership growth resulted in an increase to managed care premiums of approximately $265 million.

Management services revenue increased due to the increase in non-risk membership discussed earlier.

Medical costs have increased due to acquisitions, organic growth and medical trend. Our total medical costs as a percentage of managed care premiums for all products improved 2.1%. This favorable change was attributable mostly to our commercial business and is a result of the commercial premium rate increases mentioned above outpacing commercial medical trend. Reported commercial medical trends, net of benefit buy downs, have been below 10% for each of the last two years. Our Medicare business medical loss ratio improved as a result of an increase in premium yields discussed above and exiting three counties in the Kansas City market on January 1, 2003. Our Medicaid medical loss ratio increased as a result of changes in the geographical markets in which we operate, and an increase in membership in a capitated service. We exited the Delaware Medicaid market on July 1, 2002. Within our Pennsylvania market, membership in our capitated Medicaid behavioral health program has increased significantly during 2002 and 2003. This program has a high medical loss ratio, but is lower in risk to our Company. Our days in total medical claims liabilities have decreased 10.1 days from prior year due to faster claim receipts and processing cycle times as well as efforts to reduce claim inventories.

Selling, general and administrative expense increased primarily due to increased costs associated with acquisitions, an increase in broker commissions and an increase in salary expenses. Broker commissions, excluding acquisitions, have increased due to the growth in both organic membership and in premium yields. Salary expenses, excluding acquisitions, have increased due to annual salary increases, additional amortization expense related to restricted shares of common stock granted in 2003, additional management and sales incentive accruals and incremental salary expense related to our organic membership growth. As a percentage of revenue, selling, general and administrative expense decreased by 0.2%.

Senior notes interest and amortization expense has increased in 2003. Due to the issuance of the notes on February 1, 2002, the prior year period represented eleven months of interest compared to twelve months in 2003. Also contributing to the increase is a $0.5 million loss on the repurchase of a portion of our senior notes at a premium in the third quarter of 2003.

Other income increased due to a larger investment portfolio in 2003 offset by a decrease in interest income as a result of lower interest rates. Additionally, the current year included a gain from our single derivative investment compared to a loss in the prior year. This derivative investment was sold during the second quarter of 2003.

Our provision for income taxes increased primarily due to an increase in earnings before taxes. The effective tax rate increased to 36.4% in 2003 from 35.5% in 2002.

Liquidity and Capital Resources

Liquidity

The nature of our operations is such that cash receipts from premium revenues are typically received up to two months prior to the expected cash payment for related medical costs. Premium revenues are typically received at the beginning of the month in which they are earned, and the corresponding incurred medical expenses are paid in a future time period, typically 30 to 60 days after the date such medical services are rendered. The lag between premium receipts and claims payments creates positive cash flow and overall cash growth. As a result, we typically hold approximately two months of "float". In addition, accumulated earnings provide further positive cash flow. In addition to ample current liquidity, our long-term investment portfolio is available for further liquidity needs.

Our investment guidelines emphasize investment grade fixed income instruments in order to provide liquidity to meet future payment obligations and minimize the risk to the principal. The fixed income portfolio includes government and corporate securities with an average quality rating of "AA" and an average contractual duration of 2.5 years, as of December 31, 2004. Typically, the amount and duration of our short-term assets are more than sufficient to pay for our short-term liabilities, and we do not anticipate that sales of our long-term investment portfolio will be necessary to fund our claims liabilities.

Our total cash and investments, consisting of cash and cash equivalents and short-term and long-term investments, but excluding deposits of $23.1 million restricted under state regulations, increased $321.8 million to $1.7 billion at December 31, 2004 from $1.4 billion at December 31, 2003.

We will continue to fund our working capital requirements from our cash flow from operations. We believe that because our long-term investments are available-for-sale, the amount of such investments should be considered when assessing our liquidity. On such basis, current assets plus long-term investments available-for-sale less current liabilities increased to $1.0 billion at December 31, 2004 from $730.5 million at December 31, 2003.

The demand for our products and services are subject to many economic fluctuations, risks and uncertainties that could materially affect the way we do business. Please refer to the section entitled "Risk Factors" for more information. Management believes that the combination of our ability to generate cash flows from operations, cash and investments on hand and the excess funds held in certain of our regulated subsidiaries will be sufficient to fund continuing operations, capital expenditures, debt interest costs and any other reasonably likely future cash requirements.

Cash Flows

Net cash from operating activities is primarily driven by net earnings. For the year ended December 31, 2004, operating cash flow was positively affected by an increase in medical claims liabilities and an increase in accounts payable and other liabilities. Medical liabilities were unusually low at December 31, 2003 due to an effort to pay down medical claims inventory at year-end. The medical liabilities increased in 2004 as claim inventory levels returned to more normal levels and due to medical liabilities recorded for the new members brought on with the OmniCare membership purchase in October of 2004. Accounts payable and other liabilities increased as a result of an increase in taxes payable and an increase in the deferred compensation liability. Offsetting these operating cash inflows was a decrease in deferred revenue. As a result of the timing of CMS payments for Medicare beneficiaries, we only received eleven monthly CMS payments in 2004 versus twelve monthly CMS payments in 2003. Partially offsetting the one less CMS payment was an increase in commercial deferred revenue collections. Cash flow from operating activities has improved over the prior year as a result of higher earnings, an increase in unpaid medical liabilities and a larger increase in accounts payable and other accrued liabilities. Offsetting these improvements was a change in deferred revenue, the reasons for which are noted above. Prior year operating cash flows included a decrease in other receivables due to accelerated collections of our pharmacy rebate receivable as a result of improved procedures implemented in 2003. The pharmacy rebate receivable remained consistent at December 31, 2004 compared to December 31, 2003 and thus did not change operating cash flow year over year.

Financing and Investing Activities

Our Board of Directors has approved a program to repurchase up to 10% of our outstanding common stock. Stock repurchases may be made from time to time at prevailing prices on the open market, by block purchase or in private transactions. As a part of this program, we purchased 3.3 million shares of our common stock in 2002 at an aggregate cost of $65.5 million, no shares in 2003 and 2.0 million shares during the first quarter of 2004 at an aggregate cost of $84.6 million. As of December 31, 2004, the total remaining common shares we are authorized to repurchase under the program is approximately 1.8 million. Excluded from these amounts are shares purchased in exchange for employee payroll taxes on vesting of restricted stock awards as these purchases are not part of the program.

On February 1, 2002 we issued $175.0 million in aggregate principal amount of 8.125% senior notes due 2012. The proceeds from the sale were used to purchase, from Principal Health Care, Inc., 7.1 million shares of our common stock and a warrant exercisable, at that time, for 3.1 million shares of our common stock. The aggregate purchase price for the shares of common stock and warrant was $176.1 million. Interest on our senior notes is payable on February 15 and August 15 each year. The 2002 notes mature on February 15, 2012.

In August 2003, we repurchased a portion of our senior notes with a face value of $4.5 million and a weighted average premium of 8.9%. We recorded a loss on the repurchase in accordance with SFAS No. 145 which requires gains and loses on extinguishments of debt to be classified as income or loss from continuing operations. The loss of $0.5 million was included as additional interest expense. The carrying value of our senior notes is equal to the face value and the fair value is based on the quoted market prices. As of December 31, 2004, the carrying value was $170.5 million and the fair value was $185.2 million.

Our senior notes contain certain covenants and restrictions regarding incurring additional debt, limiting dividends or other restricted payments, and restricting transactions with affiliates, sales of assets and consolidations or mergers. We have complied with all covenants under the senior notes.

During January 2005, we incurred approximately $865 million of additional indebtedness related to the acquisition of First Health. The additional indebtedness includes new senior, unsecured credit facilities consisting of a $300 million five-year term loan, all of which was drawn at closing, and a $150 million five-year revolving credit facility, of which $65 million was drawn at closing.

Loans under the new senior credit facilities bear interest at a margin or spread in excess of either (1) the one-, two-, three- or six-month rate for the Eurodollar deposits (the "Eurodollar Rate") or (2) the greater of the federal funds rate plus 0.5% or the prime rate of the Administrative Agent ("ABR"), as selected by us. The margin or spread depends on the debt ratings assigned to the new credit facilities and our consolidated leverage ratio and varies from 0.75% to 2% for Eurodollar Rate loans and from 0% to 1.0% for ABR loans. Commitment fees will accrue and be payable quarterly in arrears at an initial rate of 0.375% per annum, and subsequently at a rate ranging from 0.25% to 0.5% depending on the debt ratings assigned to the new credit facilities and our consolidated leverage ratio, multiplied by the daily average undrawn portion of the revolving credit facility.

The term loan has a maturity of five years and will amortize in 20 consecutive quarterly installments in an aggregate annual amount equal to 10.0% of the original principal amount of the term loan during the first two years thereof, 20% of the original principal amount of the term loan during the next two years, with the balance payable in four equal installments in year five. Unless terminated earlier, the revolving credit facility terminates five years after closing and is payable in full upon its maturity on the termination date.

The credit agreement contains covenants, including, among other things, covenants that restrict our ability and the ability of our subsidiaries to: incur additional indebtedness; incur guarantee obligations; create or permit liens on assets, engage in mergers or consolidations; dispose of assets; pay dividends or other distributions, purchase or redeem our equity securities or those of our subsidiaries and make other restricted payments; make loans, advances or other investments (including acquisitions); engage in certain transactions with affiliates; agree with others to limit their ability to grant liens on assets; agree with others to limit the ability of the our subsidiaries to pay dividends or other restricted payments or to make loans or transfer assets to us or another of our subsidiaries. The new senior credit facilities also require compliance with specified financial ratios and tests, including a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum net worth requirement.

The additional indebtedness also includes the private placement of $250 million aggregate principal amount of 5 7/8% senior notes due 2012 and $250 million aggregate principal amount of 6 1/8% senior notes due 2015. These senior notes have since been registered with the Securities and Exchange Commission. The senior notes are general unsecured obligations of ours and rank equal in right of payment to all of our existing and future senior debt, including our existing 8.125% senior notes due 2012 and our new credit facilities.

The indentures under which the new notes have been issued, among other things, restrict our ability and the ability of our restricted subsidiaries to: make investments; incur or guarantee additional indebtedness; pay dividends or make other distributions on capital stock or redeem or repurchase capital stock; create liens; incur dividend or other payment restrictions affecting subsidiaries; and merge or consolidate with other entities. From and after the date on which the notes receive investment grade ratings from two designated rating agencies, certain covenants related to the notes will terminate.

We used the proceeds from the new credit facilities and senior notes, together with approximately $221 million of cash on hand, to fund the First Health acquisition, including the repayment of First Health's outstanding bank debt and related transaction expenses.

Projected cash payments for the final payment for the OmniCare purchase are $6.2 million in the first quarter of 2005.

Projected capital payments in 2005 of approximately $65 million to $80 million consist primarily of computer hardware, software and related equipment costs associated with the development and implementation of improved operational and communication systems.

Health Plans

Our regulated HMO and insurance company subsidiaries are required by state regulatory agencies to maintain minimum surplus balances, thereby limiting the dividends the parent may receive from our regulated entities. During 2004, we received $173.6 million in dividends and $12.6 million for note repayments from our regulated subsidiaries.

The National Association of Insurance Commissioners ("NAIC") has proposed that states adopt risk-based capital ("RBC") standards that, if adopted, would generally require higher minimum capitalization requirements for HMOs and other risk-bearing health care entities. RBC is a method of measuring the minimum amount of capital appropriate for a managed care organization to support its overall business operations in consideration of its size and risk profile. The managed care organization's RBC is calculated by applying factors to various assets, premiums and reserve items. The factor is higher for those items with greater underlying risk and lower for less risky items. The adequacy of a managed care organization's actual capital can then be measured by a comparison to its RBC as determined by the formula. Our health plans are required to submit an RBC report to the NAIC and their domiciled state's department of insurance with their annual filing.

Regulators will use the RBC results to determine if any regulatory actions are required. Regulatory actions that could take place, if any, range from filing a financial action plan explaining how the plan will increase its statutory net worth to the approved levels, to the health plan being placed under regulatory control.

The majority of states in which we operate health plans have adopted a risk-based capital ("RBC") policy that recommends the health plans maintain statutory reserves at or above the 'Company Action Level' which is currently equal to 200% of their RBC. We have adopted an internal policy to maintain all of our regulated subsidiaries' statutory capital and surplus at or above 250% of their RBC and a level of 300% in aggregate (referred to below as "300% of RBC"). Some states in which our regulated subsidiaries operate require deposits to be maintained with the respective states' departments of insurance. The table below summarizes our statutory reserve information, as of December 31, 2004 and 2003.

(in millions, except percentage data) **Statutory Information**

	2004	2003
Regulated capital and surplus	**$727.3**[a]	$585.4
300% of RBC	**$515.4**[a]	$449.4
Excess capital and surplus above 300% of RBC	**$211.9**[a]	$136.0
Capital and surplus as percentage of RBC	**423%**[a]	391%
Statutory deposits	**$ 23.1**	$ 23.2

[a] *unaudited*

The increase in capital and surplus for our regulated subsidiaries is a result of income from 2004 offset by dividends paid to the parent company.

We believe that all subsidiaries which incur medical claims maintain more than adequate liquidity and capital resources to meet these short-term obligations as a matter of both Company policy and multiple Department of Insurance regulations.

Excluding funds held by entities subject to regulation, we had cash and investments of approximately $383.1 million and $209.5 million at December 31, 2004 and December 31, 2003, respectively. The increase in non-regulated cash and investments is primarily a result of dividends received from our regulated subsidiaries, as mentioned above, and ordinary operating activities offset by stock repurchases made and payments for acquisitions. During the year ended December 31, 2004, we made capital contributions of approximately $20.0 million to our HMO subsidiaries. Of this total, $16.0 million was made to our newly formed Michigan subsidiary to meet statutory capital requirements.

Other

The United States Department of Health and Human Services has issued rules, as mandated by the Health Insurance Portability and Accountability Act of 1996, which, among other things, impose security and privacy requirements with respect to individually identifiable patient data, including a member's transactions with health care providers and payors, as well as requirements for the standardization of certain electronic transaction code sets and provider identifiers. We have spent approximately $2.2 million, $4.2 million and $4.1 million on compliance matters for the years ended December 31, 2004, 2003 and 2002, respectively. We do not anticipate future spending related to these rules to be material.

As of December 31, 2004, we were contractually obligated to make the following payments within the next five years and thereafter:

(in thousands) Contractual Obligations	Total	Payments Due by Period Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Senior notes	$170,500	$ —	$ —	$ —	$170,500
Interest payable on senior notes	103,898	13,853	27,706	27,706	34,633
Operating leases	72,204	15,010	25,748	17,964	13,482
Total contractual obligations	346,602	28,863	53,454	45,670	218,615
Less sublease income	(9,039)	(1,246)	(2,094)	(2,085)	(3,614)
Net contractual obligations	$337,563	$27,617	$51,360	$43,585	$215,001

Refer to *Note I* to our consolidated financial statement for disclosure related to our operating leases.

We have typically paid 90% to 95% of medical claims within 6 months of the date incurred and approximately 99% of medical claims within 9 months of the date incurred. Accordingly, we believe medical claims liabilities are short-term in nature and therefore do not meet the listed criteria for classification as contractual obligations and have been excluded from the table above.

After giving effect to the new senior notes and new credit facilities in January 2005, we will be contractually obligated to make the following payments, in addition to the payments shown in the table above, within the next five years and thereafter:

(in thousands) New Debt Obligations	Total	Payments Due by Period Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
New senior notes	$ 500,000	$ —	$ —	$ —	$500,000
Interest payable on new senior notes	255,938	30,000	60,000	60,000	105,938
New credit facilities	365,000	30,000	90,000	245,000	—
Interest payable on new credit facilities[a]	53,967	14,938	25,469	13,560	—
Total additional contractual obligations	$1,174,905	$74,938	$175,469	$318,560	$605,938

[a] Subject to changes in the variable interest rates as discussed earlier.

Other Disclosure

Legal Proceedings

In the normal course of business, we have been named as a defendant in various legal actions such as actions seeking payments for claims denied by the Company, medical malpractice actions, employment related claims and other various claims seeking monetary damages. The claims are in various stages of proceedings and some may ultimately be brought to trial. Incidents occurring through December 31, 2004 may result in the assertion of additional claims. We maintain general liability, professional liability and employment practices liability insurances in amounts that we believe are appropriate, with varying deductibles for which we maintain reserves. The professional liability and employment practices liability insurances are carried through our captive subsidiary.

We are a defendant in the provider track in the Managed Care Litigation filed in the United States District Court for the Southern District of Florida, Miami Division, Multi-District Litigation ("MDL"), styled In re: *Managed Care Litigation, MDL No. 1334.* This lawsuit was filed by a group of physicians as a class action against Coventry and twelve other companies in the managed care industry. The plaintiffs have alleged violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), conspiracy to violate RICO and aiding and abetting a scheme to violate RICO. In addition to these federal law claims, the complaint includes state law claims for breach of contract, violations of various state prompt payment laws and equitable claims for unjust enrichment and quantum meruit. The trial court has dismissed several of the state law claims and ordered that all physicians who have an arbitration provision in their provider contracts must submit their direct RICO claims and all of their remaining state law claims to arbitration. As a consequence of this ruling, all the plaintiffs who have arbitration provisions voluntarily dismissed all of their claims that are subject to arbitration. The trial court however has ordered that the plaintiffs' claims of conspiracy, conspiracy to violate RICO and aiding and abetting violations of RICO are not subject to arbitration. The defendants' appeal to the 11th Circuit challenging the trial court's arbitration decision was denied. The trial court has certified various subclasses of physicians; however, we are not subject to the class certification order because the motion to certify was filed before we were joined as a defendant. The plaintiffs have now filed a motion to certify various subclasses as to Coventry. We have filed our opposition to that motion which remains pending before the trial court. The defendants who were subject to the class certification order filed an appeal to the 11th Circuit Court of Appeals. The Court of Appeals has overturned the class certification order as to the plaintiffs' state law claims but affirmed the certification with respect to the plaintiffs' federal law claims. The U.S. Supreme Court has denied the defendants' petition to review the 11th Circuit's class certification decision. Two defendants have entered into settlement agreements with the plaintiffs. Both settlement agreements have been filed with the Court and have received final approval. This MDL lawsuit has triggered the filing of copycat class action complaints by other health care providers such as chiropractors, podiatrists, acupuncturists and other licensed health care professionals. Each of these actions has been transferred to the MDL and has been designated as "tag-along" actions. The court has entered an order which stays all proceedings in the tag-along actions until all pre-trial proceedings in the MDL action have been concluded. Although we can not predict the outcome, management believes that the MDL lawsuit and tag-along actions will not have a material adverse effect on its financial position or its results of operations. Management also believes that the claims asserted in these lawsuits are without merit, and we intend to defend our position.

Several companies in the insurance industry have received subpoenas for information from the New York Attorney General and the Connecticut Attorney General with respect to an industrywide investigation into certain insurance brokerage practices, including broker compensation arrangements, bid quoting practices and potential antitrust violations. As of the filing of the Annual Report on Form 10-K, Coventry has not been served with any such subpoenas.

As a consequence of the Attorney General investigations in New York and Connecticut, Coventry, like most other companies in the insurance industry, has received Letters of Inquiry from the departments of insurance in several states in which it does business. These Letters, which are very similar, if not identical, seek information regarding broker compensation arrangements, bid quoting practices and conduct which may potentially constitute antitrust violations. Coventry has provided the information requested by these Letters and currently does not anticipate any additional follow up or requests for additional information.

Legislation and Regulation

As a managed health care company, we are subject to extensive government regulation of our products and services. The laws and regulations affecting our industry generally give state and federal regulatory authorities broad discretion in their exercise of supervisory, regulatory and administrative powers. These laws and regulations are intended primarily for the benefit of the members of the health plans. Managed care laws and regulations vary significantly from jurisdiction to jurisdiction and changes are frequently considered and implemented. Likewise, interpretations of these laws and regulations are also subject to change.

Although the provisions of any legislation adopted at the state or federal level can not be accurately predicted at this time, management believes that the ultimate outcome of currently proposed legislation should not have a material adverse effect on the results of our operations in the short-term. Nevertheless, it is possible that future legislation or regulation could have a significant effect on our operations.

Inflation

In recent years, health care cost inflation has exceeded the general inflation rate. To reduce the effect of health care cost inflation on our business operations we have, where possible, increased premium rates and implemented cost control measures in our patient care management and provider contracting. We can not be certain that we will be able to increase future premium rates at a rate that equals or exceeds the health care cost inflation rate or that our other cost control measures will be effective.

2005 Outlook

Our health plans operate in highly competitive markets, but we believe that the pricing environment is rational in our existing markets, thus creating the opportunity for reasonable price increases. We will continue to obtain adequate premium increases and expect premium rates to continue to rise at a rate equal to or greater than medical trend in 2005. Management believes that existing markets have potential for premium growth for our commercial and governmental products.

In 2005, we have received Medicare premium rate increases of seven to ten percent. Additionally, we have received a Medicaid rate increase of 6.5% effective January 1, 2005 in Missouri, our largest Medicaid market.

The acquisition of First Health will provide significant growth opportunities. For 2005, we will pursue achievement of synergies, the alignment of business operations, accountabilities, and people toward future success, and the establishment of a foundation for future growth in each of the businesses.

Risk Factors

The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Further, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Our results of operations may be adversely affected if we are unable to accurately estimate and control future health care costs.

Most of the premium revenue we receive is based upon rates set months before we deliver services. As a result, our results of operations largely depend on our ability to accurately estimate and control future health care costs. We base the premiums we charge, at least in part, on our estimate of expected health care costs over the applicable premium period. Factors that may cause health care costs to exceed our estimates include:

- an increase in the cost of health care services and supplies, including pharmaceuticals;
- higher than expected utilization of health care services;
- periodic renegotiations of hospital, physician and other provider contracts;
- the occurrence of epidemics and catastrophic events;
- changes in the demographics of our members and medical trends affecting them;
- general inflation or economic downturns;
- new mandated benefits or other regulatory changes that increase our costs; and
- other unforeseen occurrences.

In addition, medical liabilities in our financial statements include our estimated reserves for incurred but not reported and reported but not paid claims. The estimates for medical liabilities are made on an accrual basis. We believe that our reserves for medical liabilities are adequate, but we can not assure you of this. Any adjustments to our medical liabilities could adversely affect our results of operations.

Our results of operations will be adversely affected if we are unable to increase premiums to offset increases in our health care costs.

Our results of operations depend on our ability to increase premiums to offset increases in our health care costs. Although we attempt to base the premiums we charge on our estimate of future health care costs, we may not be able to control the premiums we charge as a result of competition, government regulations and other factors. Our results of operations could be adversely affected if we are unable to set premium rates at appropriate levels or adjust premium rates in the event our health care costs increase.

A reduction in the number of members in our health plans could adversely affect our results of operations.

A reduction in the number of members in our health plans could adversely affect our results of operations. Factors that could contribute to the loss of membership include:

- competition in premium or plan benefits from other health care benefit companies;
- reductions in the number of employers offering health care coverage;
- reductions in work force by existing customers;
- our increases in premiums or benefit changes;
- our exit from a market or the termination of a health plan; and
- negative publicity and news coverage relating to our company or the managed health care industry generally.

We do not currently anticipate additional growth through acquisitions in 2005.

Part of our growth strategy historically has been to grow through the acquisition of additional health plans. During the last several years, we have significantly increased our membership through a number of acquisitions. Because of the size of the First Health acquisition, we anticipate that our management will focus on the integration of First Health and we do not currently intend to acquire additional health plans in 2005.

Competition in our industry may limit our ability to attract new members or to increase or maintain our premium rates, which would adversely affect our results of operations.

We operate in a highly competitive environment that may affect our ability to attract new members and increase premium rates. We compete with other health plans for members. We believe the principal factors influencing the choice among health care options are:

- price of benefits offered and cost and risk of alternatives such as self-insurance;
- location and choice of health care providers;
- quality of customer service;
- comprehensiveness of coverage offered;
- reputation for quality care;
- financial stability of the plan; and
- diversity of product offerings.

We face competition from other managed care companies that may have broader geographical coverage, more established reputations in our markets, greater market share, larger contracting scale, lower costs and/or greater financial and other resources. We also may face increased rate competition from certain Blue Cross plan competitors that might be required by state regulation to reduce capital surpluses that may be deemed excessive.

Competition in the Federal Employees Benefit Plan and recent plan design changes in the Mail Handlers Benefit Plan may reduce membership and revenues.

The Mail Handlers Benefit Plan, which is administered by First Health, competes against a number of national carriers and local health plans for Federal employee membership. First Health has sought through plan design changes, including premium increases, changes in employee cost-sharing and benefit changes, to create a more attractive and competitive Mail Handlers product offering to attract new members as well as retain existing members. As these new products are introduced for 2005, it is expected that there will be some loss of existing membership as the new benefit plans may be more attractive to potential members than existing members. In addition, the new plan design changes for the 2005 benefit plan year may result in a greater than expected loss of membership if these products are not as attractive or competitive as we anticipate.

Competition in the multi-site, national account business may limit our ability to grow revenues which could adversely affect our results of operations.

First Health competes in a highly competitive environment against other major national managed care companies in its Corporate line of business to provide administrative, network access, and medical management services to large, multi-site, self-insured employers. Among these competitors are Aetna, United Healthcare and "Blue Card" (a joint venture of major Blue Cross plans), all of which have greater resources, brand identity and contracting scale compared to First Health or Coventry.

We depend on the services of non-exclusive independent agents and brokers to market our products to employers, and we can not assure you that they will continue to market our products in the future.

We depend on the services of independent agents and brokers to market our managed care products and services, particularly to small employer group members. We do not have long term contracts with independent agents and brokers, who typically are not dedicated exclusively to us and frequently market the health care products of our competitors. We face intense competition for the services and allegiance of independent agents and brokers, and we can not assure you that agents and brokers will continue to market our products in a fair and consistent manner.

Our failure to obtain cost-effective agreements with a sufficient number of providers may result in higher medical costs and a decrease in our membership.

Our future results largely depend on our ability to enter into cost-effective agreements with hospitals, physicians and other health care providers. The terms of those provider contracts will have a material effect on our medical costs and our ability to control these costs. In addition, our ability to contract successfully with a sufficiently large number of providers in a particular geographic market will impact the relative attractiveness of our managed care products in those markets.

In some of our markets, there are large provider systems that have a major presence. Some of these large provider systems have operated their own health plans in the past or may choose to do so in the future. These provider systems could adversely affect our product offerings and results of operations if they refuse to contract with us, place us at a competitive disadvantage or use their market position to negotiate contracts that are less favorable to us. Provider agreements are subject to periodic renewal and renegotiations. We can not assure you that these large provider systems will continue to contract with us or that they will contract with us on terms that are favorable to us.

Negative publicity regarding the managed health care industry generally or our company in particular could adversely affect our results of operations or business.

Over the last several years, the managed health care industry has been subject to negative publicity. Negative publicity regarding the managed health care industry generally or our company in particular may result in increased regulation and legislative review of industry practices further increase our costs of doing business and adversely affect our results of operations by:

- requiring us to change our products and services;
- increasing the regulatory burdens under which we operate; or
- adversely affecting our ability to market our products or services.

Negative publicity relating to our company or the managed care industry generally also may adversely affect our ability to attract and retain members.

A failure of our information technology systems could adversely affect our business.

We depend on our information technology systems for timely and accurate information. Failure to maintain effective and efficient information technology systems or disruptions in our information technology systems could cause disruptions in our business operations, loss of existing customers, difficulty in attracting new customers, disputes with customers and providers, regulatory problems, increases in administrative expenses and other adverse consequences.

The anticipated benefits of acquiring First Health may not be realized.

We anticipate our acquisition of First Health will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position, cross selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the First Health acquisition is subject to a number of uncertainties, including whether we integrate First Health in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy and could materially impact our business, financial condition and operating results.

We may face substantial difficulties, costs and delays in integrating First Health. These factors may include:

- potential difficulty in leveraging the value of the separate technologies of the combined company;
- perceived adverse changes in product offerings available to customers and customer services standards, whether or not these changes do, in fact, occur;
- managing customer and provider overlap and potential pricing conflicts;
- costs and delays in implementing common systems and procedures;
- potential charges to earnings resulting from the application of purchase accounting to the transaction;
- difficulty comparing financial reports due to differing management systems;
- diversion of management resources from the business of the combined company;
- the retention of existing customers of each company, including, with respect to First Health, the Mail Handlers Benefit Plan (a nationally offered health plan for federal employees);
- reduction or loss of customer orders due to the potential for market confusion, hesitation and delay;
- retaining and integrating management and other key employees of the combined company; and
- coordinating infrastructure operations in an effective and efficient manner.

After the First Health acquisition, we may seek to combine certain operations and functions using common information and communication systems, operating procedures, financial controls and human resource practices, including training, professional development and benefit programs. We may be unsuccessful in implementing the integration of these systems and processes. For its fiscal year 2003, First Health's revenues were approximately $891 million. While we believe that the companies share certain similar cultural characteristics and philosophies, the differences in size and scope of operations may affect our management processes.

Any one or all of these factors, many of which are outside of our control, may cause increased operating costs, worse than anticipated financial performance or the loss of customers and employees. Many of these factors are also outside the control of either company.

We conduct business in a heavily regulated industry and changes in laws or regulations or violations of regulations could adversely affect our business and results of operations.

Our business is heavily regulated by federal, state and local authorities. Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we currently do business may in the future adversely affect our business and results of operations. Legislative or regulatory changes that could significantly harm us and our subsidiaries include changes that:

- impose increased liability for adverse consequences of medical decisions;
- limit premium levels;
- increase minimum capital, reserves and other financial viability requirements;
- impose fines or other penalties for the failure to pay claims promptly;
- impose fines or other penalties as a result of market conduct reviews;
- prohibit or limit rental access to health care provider networks;
- prohibit or limit provider financial incentives and provider risk-sharing arrangements;
- *require health plans to offer expanded or new benefits;*
- limit the ability of health plans to manage care and utilization due to "any willing provider" and direct access laws that restrict or prohibit product features that encourage members to seek services from contracted providers or through referral by a primary care provider;
- limit contractual terms with providers, including audit, payment and termination provisions;
- implement mandatory third party review processes for coverage denials; and
- impose additional health care information privacy or security requirements.

We also may be subject to governmental investigations or inquiries from time to time. For example, several companies in the insurance industry have received subpoenas for information from the New York Attorney General and the Connecticut Attorney General with respect to an industry wide investigation into certain insurance brokerage practices, including broker compensation arrangements, bid quoting practices and potential antitrust violations. Insurance regulators in several states, including states in which our subsidiaries are domiciled, have sent letters of inquiry concerning similar matters to the companies subject to this jurisdiction, including our subsidiaries. We have furnished the information requested and have cooperated with the insurance regulatory authorities. The existence of such investigations in our industry could negatively impact the market value of all companies in our industry including our stock price. Any similar governmental investigations of Coventry could have a material adverse effect on our financial condition, results of operations or business or result in significant liabilities to the Company, as well as adverse publicity.

In addition, we are required to obtain and maintain various regulatory approvals to market many of our products. Delays in obtaining or failure to obtain or maintain these approvals could adversely impact our results of operations. Federal, state and local authorities frequently consider changes to laws and regulations that could adversely affect our business. We can not predict the changes that government authorities will approve in the future or assure you that those changes will not have an adverse effect on our business or results of operations.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively impact our business.

We contract with various federal and state governmental agencies to provide managed health care services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

- refunding of amounts we have been paid pursuant to our government contracts;
- imposition of fines, penalties and other sanctions on us;
- loss of our right to participate in various federal programs;
- damage to our reputation in various markets;
- increased difficulty in selling our products and services; and
- loss of one or more of our licenses to act as an insurer or HMO or to otherwise provide a service.

We are subject to litigation in the ordinary course of our business, including litigation based on new or evolving legal theories, that could adversely affect our results of operations.

Due to the nature of our business, we are subject to a variety of legal actions relating to our business operations including claims relating to:

- our denial of non-covered benefits;
- vicarious liability for our actions or medical malpractice claims;
- disputes with our providers over alleged violations of RICO;
- disputes with our providers over compensation and termination of provider contracts;
- disputes related to our non-risk business, including actions alleging breach of fiduciary duties, claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements;
- disputes over our co-payment calculations;
- customer audits of our compliance with our plan obligations; and
- disputes over payments for out-of-network benefits.

In addition, plaintiffs continue to bring new types of legal claims against managed care companies. Recent court decisions and legislative activity increase our exposure to these types of claims. In some cases, plaintiffs may seek class action status and substantial economic, non-economic or punitive damages. The loss of even one of these claims, if it resulted in a significant damage award, could have an adverse effect on our financial condition or results of operations. In the event a plaintiff were to obtain a significant damage award it may make reasonable settlements of claims more difficult to obtain. We can not determine with any certainty what new theories of recovery may evolve or what their impact may be on the managed care industry in general or on us in particular.

We have, and expect to maintain, liability insurance coverage for some of the potential legal liabilities we may incur. Currently, professional liability and employment practices liability insurance is covered through our captive subsidiary. Potential liabilities that we incur may not, however, be covered by insurance, our insurers may dispute coverage or may be unable to meet their obligations or the amount of our insurance coverage may be inadequate. We can not assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost effective basis, if at all.

Our stock price and trading volume may be volatile.

From time to time, the price and trading volume of our common stock, as well as the stock of other companies in the health care industry may experience periods of significant volatility. Company-specific issues and developments generally in the health care industry (including the regulatory environment) and the capital markets may cause this volatility. Our stock price and trading volume may fluctuate in response to a number of events and factors, including:

- variations in our operating results;
- changes in the market's expectations about our future operating results;
- changes in financial estimates and recommendations by securities analysts concerning our company or the health care industry generally;
- operating and stock price performance of other companies that investors may deem comparable;
- news reports relating to trends in our markets;
- changes in the laws and regulations affecting our business;
- acquisitions and financings by us or others in our industry; and
- sales of substantial amounts of our common stock by our directors and executive officers or principal stockholders, or the perception that such sales could occur.

Our indebtedness imposes restrictions on our business and operations.

The indentures for our senior notes and bank credit agreement impose restrictions on our business and operations. These restrictions limit our ability to, among other things:

- incur additional debt;
- pay dividends or make other restricted payments;
- create or permit certain liens on our assets;
- sell assets;
- create or permit restrictions on the ability of certain of our restricted subsidiaries to pay dividends or make other distributions to us;
- enter into transactions with affiliates;
- enter into sale and leaseback transactions; and
- consolidate or merge with or into other companies or sell all or substantially all of our assets.

Our ability to generate sufficient cash to service our indebtedness will depend on numerous factors beyond our control.

Our ability to service our indebtedness will depend on our ability to generate cash in the future. Our ability to generate the cash necessary to service our indebtedness is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable us to service our indebtedness or to fund other liquidity needs. In addition, we will be more vulnerable to economic downturns, adverse industry conditions and competitive pressures as a result of our significant indebtedness. We may need to refinance all or a portion of our indebtedness before maturity. We cannot assure you that we will be able to refinance any of our indebtedness or that we will be able to refinance our indebtedness on commercially reasonable terms.

Our stockholder rights plan, certificate of incorporation and bylaws and Delaware law could delay, discourage or prevent a change in control of our company that our stockholders consider favorable.

We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, provisions in our certificate of incorporation and bylaws and Delaware law may delay, discourage or prevent a merger, acquisition or change in control involving our company that our stockholders may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. Among other things, these provisions:

- authorize us to issue preferred stock, the terms of which may be determined at the sole discretion of our board of directors and may adversely affect the voting or economic rights of our common stockholders;
- provide for a classified board of directors with staggered three-year terms so that no more than one-third of our directors can be replaced at any annual meeting;
- provide that directors may be removed without cause only by the affirmative vote of the holders of two-thirds of our outstanding shares;
- provide that any amendment or repeal of the provisions of our certificate of incorporation establishing our classified board of directors must be approved by the affirmative vote of the holders of three-fourths of our outstanding shares; and
- establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at a meeting.

These provisions of our stockholder rights plan, certificate of incorporation and bylaws and Delaware law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock and also could limit the price that investors are willing to pay in the future for shares of our common stock.

General Economic Conditions

Changes in economic conditions could adversely affect our business and results of operations. The state of the economy could adversely affect our employer group renewal prospects and our ability to collect or increase premiums. The state of the economy could also adversely affect the states' budgets, which could result in the states attempting to reduce payments to Medicaid plans in those states in which we offer Medicaid plans, and increase taxes and assessments on our activities. Although we could attempt to mitigate or cover our exposure from such increased costs through, among other things, increases in premiums, there can be no assurance that we will be able to mitigate or cover all of such costs resulting from any budget cuts in states in which we operate. Although we have attempted to diversify our product offerings to address the changing needs of our membership, the effects of economic conditions could cause our existing membership to seek health coverage alternatives that we do not offer or could result in significant membership loss, lower average premium yields or decreased margins on continuing membership.

Quantitative and Qualitative Disclosures About Market Risk

Under an investment policy approved by our Board of Directors, we invest primarily in marketable U.S. government and agency, state, municipal, mortgage-backed and asset-backed securities and corporate debt obligations that are investment grade. The investment policy specifically prohibits purchasing investments in any equities or in fixed income securities that are below investment grade. We have classified all of our investments as available-for-sale. We are exposed to certain market risks including interest rate risk and credit risk.

We have established policies and procedures to manage our exposure to changes in the fair value of our investments. Our policies include an emphasis on credit quality and the management of our portfolio's duration and mix of securities. We believe our investment portfolio is diversified and currently expect no material loss to result from the failure to perform by the issuers of the debt securities we hold. The mortgage-backed securities are insured by several associations, including Government National Mortgage Administration, Federal National Mortgage Administration and the Federal Home Loan Mortgage Corporation.

We invest primarily in fixed income securities and classify all our investments as available-for-sale. Investments are evaluated at least quarterly to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

- adverse financial conditions of a specific issuer, segment, industry, region or other variables;
- the length of the time and the extent to which the fair value has been less than cost;
- the financial condition and near-term prospects of the issuer;
- our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value;
- elimination or reduction in dividend payments, or scheduled interest and principal;
- rating agency downgrade of a debt security; and
- expected cash flows of a debt security.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write down is included in earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis. See *Note E* to our consolidated financial statements for more information concerning other-than-temporary impaired investments.

Our investments at December 31, 2004 mature according to their contractual terms, as follows (actual maturities may differ because of call or prepayment rights):

(in thousands)	**Amortized Cost**	**Fair Value**
As of December 31, 2004		
Maturities:		
Within 1 year	$ 409,960	$ 409,792
1 to 5 years	463,727	468,624
5 to 10 years	234,421	240,220
Over 10 years	188,919	191,465
Total short-term and long-term securities	$1,297,027	$1,310,101

Our projections of hypothetical net gains in fair value of our market rate sensitive instruments, should potential changes in market rates occur, are presented below. The projection is based on a model, which incorporates effective duration, convexity and price to forecast hypothetical instantaneous changes in interest rates of positive and negative 100, 200 and 300 basis points. The model only takes into account the fixed income securities in the portfolio and excludes all cash. While we believe that the potential market rate change is reasonably possible, actual results may differ.

(in thousands) **Increase (Decrease) in Fair Value of Portfolio Given an Interest Rate (Decrease) Increase of X Basis Points as of December 31, 2004**

(300)	(200)	(100)	100	200	300
$98,366	$63,991	$31,686	$(32,000)	$(63,653)	$(94,390)

Financial Statements and Supplementary Data
Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Coventry Health Care, Inc.:

We have audited the accompanying consolidated balance sheets of Coventry Health Care, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coventry Health Care, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Coventry Health Care, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations for the Treadway Commission and our report dated February 15, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

ERNST & YOUNG LLP
Baltimore, Maryland
February 15, 2005

Coventry Health Care, Inc. and Subsidiaries Consolidated Balance Sheets

(in thousands)

	December 31,	
	2004	**2003**
Assets		
Current assets:		
Cash and cash equivalents	**$ 417,636**	$ 253,331
Short-term investments	**349,722**	101,191
Accounts receivable, net of allowance of $875 and $1,373 as of December 31, 2004 and 2003, respectively	**104,924**	89,766
Other receivables, net	**47,070**	45,335
Deferred income taxes	**37,368**	36,255
Other current assets	**16,307**	8,089
Total current assets	**973,027**	533,967
Long-term investments	**960,379**	1,051,400
Property and equipment, net	**32,193**	33,085
Goodwill	**280,615**	281,183
Other intangible assets, net	**38,491**	27,447
Other long-term assets	**55,895**	54,654
Total assets	**$2,340,600**	$1,981,736
Liabilities and Stockholders' Equity		
Current liabilities:		
Medical liabilities	**$ 660,475**	$ 597,190
Accounts payable and other accrued liabilities	**211,809**	183,781
Deferred revenue	**59,536**	73,909
Total current liabilities	**931,820**	854,880
Senior notes	**170,500**	170,500
Other long-term liabilities	**25,854**	27,358
Total liabilities	**1,128,174**	1,052,738
Stockholders' equity:		
Common stock, $.01 par value; 200,000 authorized 106,137 issued and 90,212 outstanding in 2004 104,797 issued and 90,571 outstanding in 2003	**1,061**	1,048
Treasury stock, at cost; 15,925 in 2004; 14,226 in 2003	**(291,054)**	(204,274)
Additional paid-in capital	**608,648**	565,734
Accumulated other comprehensive income	**8,002**	17,838
Retained earnings	**885,769**	548,652
Total stockholders' equity	**1,212,426**	928,998
Total liabilities and stockholders' equity	**$2,340,600**	$1,981,736

See accompanying notes to the consolidated financial statements.

Coventry Health Care, Inc. and Subsidiaries Consolidated Statements of Operations

(in thousands, except per share data)

	Years Ended December 31,		
	2004	**2003**	**2002**
Operating revenues:			
Managed care premiums	**$5,198,599**	$4,442,445	$3,504,215
Management services	**113,370**	92,698	72,690
Total operating revenues	**5,311,969**	4,535,143	3,576,905
Operating expenses:			
Medical costs	**4,185,895**	3,607,289	2,919,499
Selling, general and administrative	**611,801**	543,478	437,851
Depreciation and amortization	**17,602**	18,179	18,885
Total operating expenses	**4,815,298**	4,168,946	3,376,235
Operating earnings	**496,671**	366,197	200,670
Senior notes interest and amortization expense	**14,301**	15,051	13,446
Other income, net	**44,621**	41,918	38,517
Earnings before income taxes	**526,991**	393,064	225,741
Provision for income taxes	**189,874**	142,919	80,138
Net earnings	**$ 337,117**	$ 250,145	$ 145,603
Net earnings per share:			
Basic earnings per share	**$ 3.83**	$ 2.84	$ 1.64
Diluted earnings per share	**$ 3.72**	$ 2.75	$ 1.58
Weighted average common shares outstanding:			
Basic	**88,126**	88,113	88,802
Effect of dilutive options, warrants and restricted stock	**2,463**	2,652	3,063
Diluted	**90,589**	90,765	91,865

See accompanying notes to the consolidated financial statements.

Coventry Health Care, Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2004, 2003 and 2002
(in thousands)

	Common Stock	Treasury Stock, at Cost	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2001	$1,002	$ (12,257)	$540,730	$ 6,700	$152,904	$689,079
Comprehensive income:						
Net earnings					145,603	145,603
Other comprehensive income:						
Holding gain, net				22,777		
Reclassification adjustment				1,203		
						23,980
Deferred tax effect				(8,513)		(8,513)
Comprehensive income						161,070
Issuance (purchase) of common stock, including exercise of options and warrants	25	(52,317)	9,045			(43,247)
Purchase of shares and warrant from Principal		(141,070)	(35,000)			(176,070)
Tax benefit of stock options exercised			15,205			15,205
Balance, December 31, 2002	1,027	(205,644)	529,980	22,167	298,507	646,037
Comprehensive income:						
Net earnings					250,145	250,145
Other comprehensive income:						
Holding loss, net				(5,199)		
Reclassification adjustment				(95)		
						(5,294)
Deferred tax effect				965		965
Comprehensive income						245,816
Issuance of common stock, including exercise of options and warrants	21	1,370	17,221			18,612
Tax benefit of stock options exercised			18,533			18,533
Balance, December 31, 2003	1,048	(204,274)	565,734	17,838	548,652	928,998
Comprehensive income:						
Net earnings					337,117	337,117
Other comprehensive income:						
Holding loss, net				(15,424)		
Reclassification adjustment				(576)		
						(16,000)
Deferred tax effect				6,164		6,164
Comprehensive income						327,281
Issuance (purchase) of common stock, including exercise of options and warrants	13	(86,780)	21,465			(65,302)
Tax benefit of stock options exercised			21,449			21,449
Balance, December 31, 2004	**$1,061**	**$(291,054)**	**$608,648**	**$ 8,002**	**$885,769**	**$1,212,426**

See accompanying notes to the consolidated financial statements.

Coventry Health Care, Inc. and Subsidiaries Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,		
	2004	**2003**	**2002**
Cash flows from operating activities:			
Net earnings	**$ 337,117**	$ 250,145	$ 145,603
Adjustments to reconcile net earnings to cash provided by operating activities:			
Depreciation and amortization	**17,602**	18,179	18,885
Amortization of deferred compensation	**15,488**	9,565	5,667
Deferred income tax (benefit) provision	**(2,319)**	8,909	2,146
Amortization of deferred financing costs	**438**	542	412
Amortization of investment premiums, net	**13,566**	8,971	4,438
Other	**1,028**	417	5,048
Changes in assets and liabilities, net of effects of the purchase of subsidiaries:			
Accounts receivable	**(15,158)**	(14,039)	(3,017)
Other receivables	**(1,735)**	24,427	6,054
Other current assets	**(7,414)**	(90)	(595)
Other long-term assets	**8**	(8,879)	660
Medical liabilities	**63,285**	(701)	4,404
Accounts payable and other accrued liabilities	**46,782**	20,072	17,003
Interest payable on senior notes	**—**	(139)	5,372
Deferred revenue	**(14,373)**	5,638	(6,084)
Other long-term liabilities	**(410)**	99	2,769
Net cash from operating activities	**453,905**	323,116	208,765
Cash flows from investing activities:			
Capital expenditures, net	**(14,972)**	(13,372)	(13,033)
Proceeds from sales of investments	**330,961**	391,441	250,322
Proceeds from maturities of investments	**290,039**	108,231	322,436
Purchases of investments and other	**(807,985)**	(686,428)	(793,851)
Payments for acquisitions, net	**(6,852)**	(74,922)	(55,644)
Cash acquired in conjunction with acquisitions	**—**	14,367	14,770
Net cash from investing activities	**(208,809)**	(260,683)	(275,000)
Cash flows from financing activities:			
Net proceeds from issuance of stock	**16,184**	15,095	11,984
Net payments for repurchase of stock and warrant	**(96,842)**	(6,049)	(241,845)
Payments for fractional shares from stock split	**(133)**	—	—
Proceeds from issuance of senior notes, net	**—**	—	170,500
Payments for repurchase of senior notes	**—**	(4,916)	—
Net cash from financing activities	**(80,791)**	4,130	(59,361)
Net change in cash and cash equivalents	**164,305**	66,563	(125,596)
Cash and cash equivalents at beginning of period	**253,331**	186,768	312,364
Cash and cash equivalents at end of period	**$ 417,636**	$ 253,331	$ 186,768
Supplemental disclosure of cash flow information:			
Cash paid for interest	**$ 13,853**	$ 14,212	$ 7,662
Income taxes paid, net	**$ 150,311**	$ 101,682	$ 65,582
Non-cash item—Tax benefit of stock awards	**$ 21,449**	$ 18,533	$ 15,205

See accompanying notes to the consolidated financial statements.

A. Organization and Summary of Significant Accounting Policies

Coventry Health Care, Inc. (together with its subsidiaries, the "Company" or Coventry) is a managed health care company operating health plans under the names Altius Health Plans, Carelink Health Plans, Coventry Health Care, Coventry Health and Life, Group Health Plan, HealthAmerica, HealthAssurance, HealthCare USA, OmniCare, PersonalCare, SouthCare, Southern Health and WellPath. The Company provides a full range of managed care products and services including health maintenance organization ("HMO"), preferred provider organization ("PPO") and point of service ("POS") products. The Company also administers self-insured plans for large employer groups and rents its provider networks to various third parties.

Since the Company began operations in 1987 with the acquisition of the American Service Companies entities, including Coventry Health and Life Insurance Company ("CH&L"), the Company has grown substantially through acquisitions. The table below lists all of the Company's acquisitions. See *Note B* to consolidated financial statements for additional information on the most recent acquisitions.

Acquisition	Markets	Type of Business	Year Acquired
American Service Company ("ASC") entities	Multiple Markets	Multiple Products	1987
HealthAmerica Pennsylvania, Inc. ("HAPA")	Pennsylvania	HMO	1988
Group Health Plan, Inc. ("GHP")	Missouri	HMO	1990
Southern Health Services, Inc. ("SHS")	Virginia	HMO	1994
HealthCare USA, Inc. ("HCUSA")	Multiple Markets	Medicaid	1995
Principal Health Care, Inc. ("PHC")	Multiple Markets	HMO	1998
Carelink Health Plans ("Carelink")	West Virginia	HMO	1999
Kaiser Foundation Health Plan of North Carolina ("Kaiser—NC")	North Carolina	HMO	1999
PrimeONE, Inc. ("PrimeONE")	West Virginia	HMO	2000
Maxicare Louisiana, Inc. ("Maxicare")	Louisiana	HMO	2000
WellPath Community Health Plans ("WellPath")	North Carolina	HMO	2000
Prudential Health Care Plan, Inc. ("Prudential")	Missouri	Medicaid	2000
Blue Ridge Health Alliance, Inc. ("Blue Ridge")	Virginia	HMO	2001
Health Partners of the Midwest ("Health Partners")	Missouri	HMO	2001
Kaiser Foundation Health Plan of Kansas City, Inc. ("Kaiser—KC")	Kansas	HMO	2001
NewAlliance Health Plan, Inc. ("NewAlliance")	Pennsylvania	HMO	2002
Mid-America Health Partners, Inc. ("Mid-America")	Kansas	HMO	2002
PersonalCare Health Management, Inc. ("PersonalCare")	Illinois	HMO	2003
Altius Health Plans, Inc. ("Altius")	Utah	HMO	2003
OmniCare Health Plan ("OmniCare")	Michigan	Medicaid	2004

Significant Accounting Policies

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are 100% owned. All significant inter-company transactions have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Reclassifications—Certain 2003 and 2002 amounts have been reclassified to conform to the 2004 presentation.

Stock Split—On December 23, 2003, the Company's Board of Directors approved a three-for-two stock split of the Company's common stock. The stock split, in the form of a stock dividend, was distributed January 30, 2004 for stockholders of record on January 9, 2004. The stock split is reflected retroactively in the Company's consolidated financial statements and notes thereto for all periods presented.

Significant Customers—The Company's commercial business is diversified across a large customer base and there are no commercial groups that make up 10% or more of Coventry's managed care premiums. The Company received 10.9%, 10.8% and 12.3% of its managed care premiums for the years ended December 31, 2004, 2003 and 2002, respectively, from the federal Medicare program throughout its various markets. The Company also received 11.7%, 11.8% and 13.1% of its managed care premiums for the years ended December 31, 2004, 2003 and 2002, respectively, from its state-sponsored Medicaid programs throughout its various markets. For the year ended December 31, 2004, the State of Missouri accounted for over half the Company's Medicaid premiums.

Cash and Cash Equivalents—Cash and cash equivalents consist principally of money market funds, commercial paper and certificates of deposit. The Company considers all highly liquid securities purchased with an original maturity of three months or less to be cash equivalents. The carrying amounts of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value.

Investments—The Company accounts for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115—"Accounting for Certain Investments in Debt and Equity Securities." The Company invests primarily in fixed income securities and classifies all of its investments as available-for-sale. Investments are evaluated at least quarterly to determine if declines in value are other-than-temporary. In making that determination, the Company considers all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

- adverse financial conditions of a specific issuer, segment, industry, region or other variables;
- the length of the time and the extent to which the fair value has been less than cost;
- the financial condition and near-term prospects of the issuer;
- the Company's intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value;
- elimination or reduction in dividend payments, or scheduled interest and principal;
- rating agency downgrade of a debt security; and
- expected cash flows of a debt security.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write down is included in earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis.

Investments with original maturities in excess of three months and less than one year are classified as short-term investments and generally consist of corporate bonds, U.S. Treasury notes and commercial paper. Long-term investments have original maturities in excess of one year and primarily consist of fixed income securities.

Other Receivables—Other receivables include interest receivables, pharmacy rebate receivables, receivables from providers and suppliers and any other receivables that do not relate to premiums.

Property and Equipment—Property, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated lives of the related assets or, if shorter, over the terms of the respective leases.

Long-term Assets—Long-term assets primarily include assets associated with the Supplemental Executive Retirement Plan ("SERP") and deferred tax assets.

Business Combinations, Accounting for Goodwill and Other Intangibles—The Company accounts for business combinations, goodwill and other intangibles in accordance with SFAS No. 141—"Business Combinations" and SFAS No. 142—"Goodwill and Other Intangible Assets." Acquired intangible assets are separately recognized upon meeting certain criteria. Such intangible assets include, but are not limited to, trade and service marks, non-compete agreements, customer lists and licenses. Goodwill and other intangible assets that have indefinite lives are subject to a periodic assessment for impairment by applying a fair-value-based test. The Company uses three approaches to identifying the fair value of its goodwill and other intangible assets: the market approach, the market capitalization approach and the income approach. The market approach estimates a business's fair value by analyzing the recent sales of similar companies. The market capitalization approach is based on market value of the Company's total shares outstanding. The income approach is based on the present value of expected future cash flows. As impairment charges occur, write-down charges will be recorded in the period in which the impairment took place. See Note C to consolidated financial statements for disclosure related to intangible assets.

Medical Liabilities and Expense—Medical liabilities consist of actual claims reported but not paid and estimates of health care services incurred but not reported. The estimated claims incurred but not reported are based on historical data, current enrollment, health service utilization statistics and other related information. In determining medical liabilities, the Company employs standard actuarial reserve methods that are specific to each market's membership, product characteristics, geographic territories and provider network. The Company also considers utilization frequency and unit costs of inpatient, outpatient, pharmacy and other medical expenses, as well as claim payment backlogs and the timing of provider reimbursements. The Company also establishes reserves, if required, for the probability that anticipated future health care costs and contract maintenance costs under the group of existing contracts will exceed anticipated future premiums and reinsurance recoveries on those contracts. These accruals are continually monitored and reviewed, and as settlements are made or accruals adjusted, differences are reflected in current operations. Changes in assumptions for medical costs caused by changes in actual experience could cause these estimates to change in the near term.

The following table shows the components of the change in medical liabilities for the years ended December 31, 2004, 2003 and 2002, respectively:

(in thousands)	**2004**	**2003**	**2002**
Medical liabilities, Beginning of Period	**$ 597,190**	$ 558,599	$ 522,854
Acquisitions	—	38,828	30,778
Reported Medical Costs			
Current year	**4,257,942**	3,693,821	2,985,472
Prior year	**(72,047)**	(86,532)	(65,973)
Total reported medical costs	**$4,185,895**	$3,607,289	$2,919,499
Claim Payments			
Payments for current year	**3,691,092**	3,235,902	2,527,999
Payments for prior year	**431,518**	371,624	386,533
Total claim payments	**$4,122,610**	$3,607,526	$2,914,532
Medical liabilities, End of Period	**$ 660,475**	$ 597,190	$ 558,599

Acquisition balances represent medical liabilities as of the applicable acquisition date. Subsequent changes in estimates related to the acquired balances are recorded as adjustments to the settlement account with the acquired entity's previous owner.

The negative amounts noted as "prior year" medical costs are favorable adjustments for claim estimates being settled for amounts less than originally anticipated. As noted above, these favorable changes from original estimates occur due to changes in medical utilization, mix of provider rates and other components of medical cost trends.

Other Long-term Liabilities—Other long-term liabilities consist primarily of liabilities associated with the SERP and the deferred tax liability associated with the net unrealized gains on investments.

Revenue Recognition—Managed care premiums are recorded as revenue in the month in which members are entitled to service. Premiums are based on a per subscriber contract rate and the subscribers in the Company's records at the time of billing. Premium billings are generally sent to employers in the month preceding the month of coverage. Premium billings may be subsequently adjusted to reflect changes in membership as a result of retroactive terminations, additions, or other changes. The Company also receives premium payments from the Centers for Medicare and Medicaid Services ("CMS") on a monthly basis for its Medicare membership. Membership and category eligibility are periodically reconciled with CMS and such reconciliations could result in adjustments to revenue. Premiums collected in advance are recorded as deferred revenue. Employer contracts are typically on an annual basis, subject to cancellation by the employer group or by the Company upon 30 days notice.

Based on information received subsequent to premium billings being sent, historical trends, bad debt write-offs and the collectibility of specific accounts, the Company estimates, on a monthly basis, the amount of bad debt and future retroactivity and adjusts its revenue and reserves accordingly.

Premiums for services to federal employee groups are subject to audit and review by the Office of Personnel Management ("OPM") on a periodic basis. Such audits are usually a number of years in arrears. Adjustments are recorded as additional information regarding the audits and reviews becomes available. Any differences between actual results and estimates are recorded in the year the audits are finalized.

The Company enters into performance guarantees with employer groups where the Company guarantees that it will meet certain standards. These standards vary widely and could involve customer service, member satisfaction, claims processing, claims accuracy and telephone on-hold time. Under these performance guarantees, the Company could be at risk for not maintaining the standards agreed upon in the contracts. The risk level varies by agreement with penalties based on a variety of calculations including per member per month, percentage of premium, or percentage of administration fees. Performance levels are evaluated at least quarterly. The Company estimates its potential exposure and records the appropriate reserves.

Stock-based Compensation—The Company accounts for stock-based compensation to employees under Accounting Principles Board ("APB") No. 25—"Accounting for Stock Issued to Employees," and complies with the disclosure requirements for Statement of Financial Accounting Standards ("SFAS") No. 123—"Accounting for Stock-Based Compensation" and SFAS No. 148—"Accounting for Stock-Based Compensation—Transition and Disclosure." Had stock-based compensation cost been determined consistent with SFAS No. 123, the Company's net earnings and earnings per share ("EPS") would have been reduced to the following pro forma amounts:

	Years Ended December 31,		
(in thousands, except per share data)	**2004**	**2003**	**2002**
Net earnings, as reported	**$337,117**	$250,145	$145,603
Add: Stock-based employee compensation expense included in reported net earnings, net of tax	**9,603**	6,169	3,655
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	**(18,383)**	(11,170)	(7,503)
Net earnings, pro forma	**$328,337**	$245,144	$141,755
EPS, basic—as reported	**$ 3.83**	$ 2.84	$ 1.64
EPS, basic—pro forma	**$ 3.73**	$ 2.78	$ 1.60
EPS, diluted—as reported	**$ 3.72**	$ 2.75	$ 1.58
EPS, diluted—pro forma	**$ 3.63**	$ 2.70	$ 1.54

The fair value of the stock options included in the pro forma amounts shown above was estimated as of the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	**2003**	**2002**
Dividend yield	**0%**	0%	0%
Expected volatility	**41%**	42%	71%
Risk-free interest rate	**3.9%**	2.4%	2.0%
Expected life	**5.0 years**	5.2 years	4.9 years

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS No. 123(R) on July 1, 2005 using the modified-prospective method.

Under the modified-prospective method, compensation cost is recognized beginning on the adoption date based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25's intrinsic value method and, as such, has recognized no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have an effect on its results of operations, although it will have no material effect on its overall financial position. The effect of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods using the Black-Scholes method of valuation, the effect of that standard would have approximated the effect of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share above. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (as it is dependent upon, among other things, when employees exercise stock options), the amounts of operating cash flows that would have been recognized under SFAS No. 123 in prior periods for such excess tax benefits were $15.8 million, $15.6 million, and $12.9 million in 2004, 2003 and 2002, respectively.

See *Note G* to consolidated financial statements for disclosure related to stock-based compensation.

Contract Acquisition Costs—Costs related to the acquisition of customer contracts, such as commissions paid to outside brokers, are expensed as incurred.

Income Taxes—The Company files a consolidated federal tax return for the Company and its subsidiaries. The Company accounts for income taxes in accordance with SFAS No. 109—"Accounting for Income Taxes." The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. See *Note F* to consolidated financial statements for disclosures related to income taxes.

Earnings Per Share—Basic earnings per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share assume the exercise of all options and warrants and the vesting of all restricted stock using the treasury stock method.

B. Acquisitions

During the three years ended December 31, 2004, the Company completed several business combinations and membership purchases. The Company's business combinations are all accounted for using the purchase method of accounting and, accordingly, the operating results of each acquisition have been included in the Company's consolidated financial statements since their effective date of acquisition. The purchase price for each business combination was allocated to the assets, including the identifiable intangible assets, and liabilities based on estimated fair values. The excess of the purchase price over the net identifiable assets acquired was allocated to goodwill. The purchase price of the Company's membership purchases is allocated to identifiable intangible assets and is being amortized over a useful life of ten to twenty years.

The following table summarizes all business combinations and membership purchases for the three years ended December 31, 2004. The purchase price of each business combination includes the payment for net worth and estimated transition costs. The estimated transition costs may be adjusted as actual expenses are incurred, thereby affecting the final purchase price of the acquisition. In addition, most of the Company's acquisition agreements contain a provision for a final retroactive balance sheet settlement which may result in adjustments to the purchase price. The purchase price, inclusive of all retroactive balance sheet settlements to date and transaction cost adjustments, is presented below:

(in thousands)	**Effective Date**	**Market**	**Purchase Price**
Business Combinations			
NewAlliance Health Plan, Inc. ("NewAlliance")	May 1, 2002	Pennsylvania	$ 8,303
Mid-America Health Partners, Inc. ("Mid-America")	December 1, 2002	Kansas	$41,260
PersonalCare Health Management, Inc. ("PersonalCare")	February 1, 2003	Illinois	$20,521
Altius Health Plans, Inc. ("Altius")	September 1, 2003	Utah	$45,723
Membership Purchases			
OmniCare Health Plans ("OmniCare")	October 1, 2004	Michigan	$13,166

C. Goodwill And Other Intangible Assets

Goodwill and other intangible assets consist of costs in excess of the fair value of the net tangible assets of subsidiaries or operations acquired through December 31, 2004.

Goodwill

As described in the Company's segment disclosure, assets are not allocated to specific products, and, accordingly, goodwill can not be reported by segment. The Company has completed its impairment test of goodwill and has determined that there was no impairment of goodwill as of October 1, 2004, the Company's annual impairment test date. The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 were as follows:

(in thousands)	**2004**	2003
Balance January 1,	**$281,183**	$243,746
Acquisition of PersonalCare Health Management, Inc.	—	9,237
Acquisition of Altius Health Plans, Inc.	—	28,496
Transition cost adjustments	**(568)**	(296)
Impairment loss	—	—
Balance December 31,	**$280,615**	$281,183

Other Intangible Assets

The other intangible asset balances are as follows:

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Amortization Period
As of December 31, 2004				
Amortized other intangible assets:				
Customer Lists	**$36,647**	**$ 6,849**	**$29,798**	**10–15 Years**
HMO Licenses	**12,600**	**4,007**	**8,593**	**15–20 Years**
Total amortized other intangible assets	**$49,247**	**$10,856**	**$38,391**	
Unamortized other intangible assets:				
Trade Names	**$ 100**	**$ —**	**$ 100**	—
Total unamortized other intangible assets	**$ 100**	**$ —**	**$ 100**	
Total other intangible assets	**$49,347**	**$10,856**	**$38,491**	
As of December 31, 2003				
Amortized other intangible assets:				
Customer Lists	$23,868	$ 4,718	$19,150	5–15 Years
HMO Licenses	11,600	3,403	8,197	15–20 Years
Total amortized other intangible assets	$35,468	$ 8,121	$27,347	
Unamortized other intangible assets:				
Trade Names	$ 100	$ —	$ 100	—
Total unamortized other intangible assets	$ 100	$ —	$ 100	
Total other intangible assets	$35,568	$ 8,121	$27,447	

Other intangible amortization expense for the years ended December 31, 2004, 2003 and 2002 was $2.7 million, $2.5 million and $3.1 million, respectively. Estimated intangible amortization expense is $2.6 million for the years ending December 31, 2005 through 2008 and $2.5 million for the year ending December 31, 2009. The weighted-average amortization period is 14 years for other intangible assets.

D. Property And Equipment

Property and equipment is comprised of the following:

(in thousands)	December 31, 2004	December 31, 2003	Depreciation Period
Land	**$ 350**	$ 350	—
Buildings and leasehold improvements	**12,418**	11,698	5–40 Years
Equipment	**108,944**	97,764	3–7 Years
Sub-total	**121,712**	109,812	
Less accumulated depreciation and amortization	**(89,519)**	(76,727)	
Property and equipment, net	**$ 32,193**	$ 33,085	

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $14.9 million, $15.6 million and $15.8 million, respectively.

E. Investments

The Company considers all of its investments as available-for-sale securities and, accordingly, records unrealized gains and losses, except for those determined to be other-than-temporary impairments, as other comprehensive income in the stockholders' equity section of its consolidated balance sheets.

The amortized cost, gross unrealized gain or loss and estimated fair value of short-term and long-term investments by security type were as follows at December 31, 2004 and 2003:

(in thousands)	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
As of December 31, 2004				
State and municipal bonds	**$ 361,969**	**$ 8,095**	**$ (778)**	**$ 369,286**
U.S. Treasury & agency securities	**130,715**	**1,363**	**(392)**	**131,686**
Mortgage-backed securities	**137,511**	**1,528**	**(418)**	**138,621**
Asset-backed securities	**61,165**	**974**	**(314)**	**61,825**
Corporate debt and other securities	**605,667**	**5,307**	**(2,291)**	**608,683**
	$1,297,027	**$17,267**	**$(4,193)**	**$1,310,101**
As of December 31, 2003				
State and municipal bonds	$ 371,872	$11,721	$ (714)	$ 382,879
U.S. Treasury & agency securities	154,057	3,669	(36)	157,690
Mortgage-backed securities	133,473	2,734	(304)	135,903
Asset-backed securities	73,631	2,307	(235)	75,703
Corporate debt and other securities	390,484	11,130	(1,198)	400,416
	$1,123,517	$31,561	$(2,487)	$1,152,591

The amortized cost and estimated fair value of short-term and long-term investments by contractual maturity were as follows at December 31, 2004 and December 31, 2003:

(in thousands)	Amortized Cost	Fair Value
As of December 31, 2004		
Maturities:		
Within 1 year	**$ 409,960**	**$ 409,792**
1 to 5 years	**463,727**	**468,624**
5 to 10 years	**234,421**	**240,220**
Over 10 years	**188,919**	**191,465**
Total short-term and long-term securities	**$1,297,027**	**$1,310,101**
As of December 31, 2003		
Maturities:		
Within 1 year	$ 234,553	$ 236,036
1 to 5 years	554,629	570,671
5 to 10 years	312,224	323,040
Over 10 years	22,111	22,844
Total short-term and long-term securities	$1,123,517	$1,152,591

Gross investment gains of $2.0 million and gross investment losses of $1.3 million were realized on sales of investments for the year ended December 31, 2004. This compares to gross investment gains of $2.2 million and gross investment losses of $1.5 million on these sales for the year ended December 31, 2003, and gross investment gains of $1.9 million and gross investment losses of $3.1 million on these sales for the year ended December 31, 2002.

The following table shows the Company's investments' gross unrealized losses and fair value, at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

(in thousands)	Less than 12 months		12 months or more		Total	
Description of Securities	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
State and municipal bonds	$ 57,504	$ (506)	$11,437	$ (272)	$ 68,941	$ (778)
U.S. Treasury & agency securities	96,340	(392)	—	—	96,340	(392)
Mortgage-backed securities	57,306	(357)	3,766	(61)	61,072	(418)
Asset-backed securities	21,786	(226)	1,912	(88)	23,698	(314)
Corporate debt and other securities	264,939	(1,583)	21,184	(708)	286,123	(2,291)
	$497,875	$(3,064)	$38,299	$(1,129)	$536,174	$(4,193)

The securities referenced in this table do not meet the criteria for an other-than-temporarily impaired investment. These securities have an investment grade credit rating. The current unrealized loss is the result of interest rate increases and not unfavorable changes the credit ratings associated with these securities. These investments are not in high risk industries or sectors and the Company intends to hold these investments for a period of time sufficient to allow for a recovery in market value.

F. Income Taxes

At December 31, 2004, the Company had approximately $53 million of federal and $93 million of state tax net operating loss carryforwards. The net operating losses were primarily acquired through various acquisitions. The net operating loss carryforwards can be used to reduce future taxable income until they expire through the year 2024.

The provision for income taxes consists of the following:

(in thousands)	Years Ended December 31, 2004	2003	2002
Current provision:			
Federal	**$175,671**	$124,821	$70,892
State	**16,522**	9,189	7,100
Deferred provision:			
Federal	**(3,908)**	7,026	1,883
State	**1,589**	1,883	263
	$189,874	$142,919	$80,138

The Company's effective tax rate differs from the federal statutory rate of 35% as a result of the following:

	Years Ended December 31, 2004	2003	2002
Statutory federal tax rate	**35.00%**	35.00%	35.00%
Effect of:			
State income taxes, net of federal taxes	**2.48%**	2.34%	2.30%
Release of state NOL valuation allowance	**(0.16%)**	(0.61%)	—
Tax exempt interest income	**(0.76%)**	(0.93%)	(1.13%)
Remuneration disallowed	**0.49%**	0.92%	—
Other	**(1.02%)**	(0.36%)	(0.67%)
Income tax provision	**36.03%**	36.36%	35.50%

The effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

(in thousands)	December 31, 2004	2003
Deferred tax assets:		
Deferred revenue	**$ 4,426**	$ 6,064
Medical liabilities	**7,181**	7,024
Accounts receivable	**92**	538
Deferred compensation	**21,052**	11,828
Other accrued liabilities	**20,328**	18,495
Other assets	**4,555**	8,744
Net operating loss carryforwards	**22,637**	29,039
Gross deferred tax assets	**80,271**	81,732
Less valuation allowance	**—**	(859)
Deferred tax asset	**$ 80,271**	$ 80,873
Deferred tax liabilities:		
Other liabilities	**$ (5,213)**	$ (3,131)
Intangibles	**(4,310)**	(4,812)
Unrealized gain on securities	**(5,161)**	(11,235)
Gross deferred tax liabilities	**(14,684)**	(19,178)
Net deferred tax asset	**$ 65,587**	$ 61,695

The valuation allowance at December 31, 2003 for deferred tax assets was due to the Company's belief that the realization of the deferred tax asset resulting from net operating losses associated with certain acquisitions was unlikely. There is no valuation allowance at December 31, 2004 because now that these acquired companies are consistently profitable, the Company believes that the realization of the deferred tax asset is more likely than not.

G. Employee Benefit Plans

Stock-Based Compensation

As of December 31, 2004, the Company had one stock incentive plan, the Amended and Restated 2004 Stock Incentive Plan (the "Stock Incentive Plan") under which shares of the Company's common stock were authorized for issuance to key employees, consultants and directors in the form of stock options, restricted stock and other stock-based awards.

The Stock Incentive Plan is authorized to grant either incentive stock options or nonqualified stock options, stock appreciation rights, restricted stock and other stock-based awards at the discretion of the Compensation and Benefits Committee of the Board of Directors. At the annual meeting of shareholders held on June 3, 2004, the Company's shareholders voted to increase the shares of common stock authorized for issuance under the Stock Incentive Plan from an aggregate of 16.5 million shares to an aggregate of 22.5 million shares. Shares available for issuance under the Stock Incentive Plan were 4.7 million and 1.8 million as of December 31, 2004 and 2003, respectively.

Stock Options

Under the Stock Incentive Plan, the terms and conditions of option grants are established on an individual basis with the exercise price of the options being equal to not less than 100% of the fair value of the underlying stock at the date of grant. Options generally become exercisable after one year in 25% increments per year and expire ten years from the date of grant. At December 31, 2004, the Stock Incentive Plan had outstanding options representing 6.6 million shares of common stock.

Transactions with respect to stock options granted under the Stock Incentive Plan for the three years ended December 31, 2004 were as follows:

	2004		2003		2002	
(shares in thousands)	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
Outstanding at beginning of year	**5,353**	**$15.36**	5,702	$ 8.15	7,886	$ 6.03
Granted	**2,684**	**$48.13**	1,876	$28.36	705	$18.75
Exercised	**(1,307)**	**$11.56**	(2,048)	$ 7.11	(2,499)	$ 4.47
Cancelled	**(173)**	**$31.51**	(177)	$16.21	(390)	$ 7.99
Outstanding at end of year	**6,557**	**$29.11**	5,353	$15.36	5,702	$ 8.15
Exercisable at end of year	**2,282**	**$ 9.71**	2,725	$ 6.86	3,656	$ 6.07

	Options Outstanding			Options Exercisable	
Range of Exercise Prices *(shares in thousands)*	**Number Outstanding at 12/31/04**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Number Exercisable at 12/31/04**	**Weighted Average Exercise Price**
$ 3.00–$ 6.99	**1,642**	4.1	$ 5.64	**1,642**	$ 5.64
$ 7.00–$28.99	**2,125**	7.8	$23.32	**606**	$19.55
$29.00–$47.99	**420**	9.3	$38.79	**34**	$31.23
$48.00–$52.99	**2,370**	9.5	$48.85	—	—
$ 3.00–$52.99	**6,557**	7.6	$29.11	**2,282**	$ 9.71

The weighted-average grant date fair values for options granted in 2004, 2003 and 2002 were $20.07, $10.69 and $10.44, respectively.

Restricted Stock Awards

During 2004, the Company awarded 563,000 shares of restricted stock. The weighted average fair value, at the measurement date, of the restricted stock awards was $52.78. The fair value of the restricted shares is amortized over various vesting periods through 2008. The Company recorded compensation expense related to restricted stock grants, including restricted stock granted in prior periods of approximately $15.5 million, $9.6 million and $5.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. The deferred portion of the restricted stock is reported as a reduction to additional paid in capital and was $37.2 million at December 31, 2004.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan ("ESPP"), implemented in 1994, allows substantially all employees who meet length of service requirements to set aside a portion of their salary for the purchase of the Company's common stock. At the end of each plan year, the Company issues the stock to participating employees at an issue price equal to 85% of the lower of the stock price at the end of the plan year or the average stock price, as defined. The Company has reserved 1.4 million shares of stock for this plan and has issued 25,900, 25,700 and 16,500 shares in 2004, 2003 and 2002, respectively. Remaining shares available for issuance under the ESPP were 1.2 million as of December 31, 2004.

Employee Retirement Plans

As of December 31, 2004, the Company had two defined contribution retirement plans qualifying under the Internal Revenue Code Section 401(k): the Coventry Health Care, Inc. Retirement Savings Plan (the "Savings Plan") and the Mid-America Health Partners Inc. 401(k) and Investment Plan (the "MAH Plan"). All employees of Coventry Health Care, Inc. and employees of its subsidiaries can elect to participate in the Savings Plan. T. Rowe Price is the custodial trustee of all Savings Plan assets, participant loans and the Coventry Health Care, Inc. common stock in the Savings Plan.

Under the Savings Plan, participants may defer up to 15% of their eligible compensation, limited by the maximum compensation deferral amount permitted by applicable law. The Company makes matching contributions in the Company's common stock equal to 100% of the participant's contribution on the first 3% of the participant's eligible compensation and equal to 50% of the participant's contribution on the second 3% of the participant's eligible compensation. Participants will vest in the Company's matching contributions in 50% increments annually on their anniversary date over a period of two years of service with the Company. Effective January 1, 2004, the Savings Plan was amended to permit divestiture, whereby employees with three or more years of service were eligible to sell the employer match portion of the Coventry common stock in their accounts, during certain times of the year, and transfer the proceeds to other Coventry 401(k) funds of their choosing. All costs of the Savings Plan are funded by the Company and participants as they are incurred.

Several acquisitions have been completed since the adoption of the Savings Plan. Pursuant to specific terms of each acquisition's respective merger agreement, the surviving entity (1) became an adopting employer of the Savings Plan, and/or (2) commenced participation in the Savings Plan following approval by the Company's Board of Directors.

Merged / Acquired Entity	Effective Date
NewAlliance Health Plan, Inc.[2]	July 1, 2002
Mid-America Health Partners, Inc.[2]	December 2, 2002
PersonalCare Health Management, Inc.[1][2]	February 1, 2003
Altius Health Plans, Inc.[1][2]	January 1, 2004

Immediately upon participation in the Savings Plan, all participant account balances included in the assets of the former qualified retirement plan were rolled over into the Savings Plan and employees were permitted to commence participation in the Savings Plan, except for participants of the former Mid-America Health Partners. All employees of the former Mid-America Health Partners were eligible to participate in the Savings Plan effective December 2, 2002; however their balance in the MAH Plan remained in the MAH Plan. The MAH Plan was terminated effective December 1, 2002 and the MAH Plan assets will remain until the earlier of (i) termination of employment with Coventry or one of its affiliates; or (ii) receipt of the Internal Revenue Service determination letter approving the termination of the MAH Plan. No contributions were made to the MAH Plan after December 1, 2002. The MAH Plan assets are held by Fidelity Management Trust Company, the funding agent of the assets held under the terms of the Plan and Trust. All participants in the MAH Plan were 100% vested in employer matching contributions as of December 1, 2002. All costs of the MAH Plan are funded by the Company and participants as they are incurred. All employees of Altius were eligible to participate in the Savings Plan effective January 1, 2004. The Altius SaveMore 401(k) Plan (the "Altius Plan") was frozen effective December 31, 2003 and the Plan assets were merged with and into the Savings Plan on February 2, 2004. No contributions were made to the Altius Plan after December 31, 2003. The Altius Plan assets were held by Reliance Trust Company, the funding agent of the assets held under the terms of the Plan and Trust. All participants in the Altius Plan were 100% vested in employer matching contributions as of September 1, 2003. All costs of the Altius Plan were funded by the Company and participants as they were incurred.

Supplemental Executive Retirement Plan

As of December 31, 2004, the Company was the sponsor of a Supplemental Executive Retirement Plan (the "SERP"), currently known as the Coventry Health Care, Inc. Supplemental Executive Retirement Plan. Under the SERP, participants may defer up to 15% of their base salary and up to 100% of any bonus awarded. The Company makes matching contributions equal to 100% of the participant's contribution on the first 3% of the participant's compensation and 50% of the participant's contribution on the second 3% of the participant's compensation. Participants vest in the Company's matching contributions ratably over two years. All costs of the SERP are funded by the Company as they are incurred.

The cost, principally employer matching contributions, of the Savings Plan and the SERP charged to operations for 2004, 2003 and 2002 was $7.5 million, $7.3 million and $5.4 million, respectively.

H. Senior Notes

On February 1, 2002, the Company completed a transaction to sell $175.0 million original 8.125% senior notes due February 15, 2012 in a private placement. These senior notes were then registered with the Securities and Exchange Commission. The proceeds from the sale of senior notes were used to purchase, from Principal Health Care, Inc., 7.1 million shares of Coventry common stock and a warrant exercisable, at that time, for 3.1 million shares of Coventry common stock. The aggregate purchase price for the shares of common stock and the warrant was $176.1 million. Interest on the notes is payable on February 15 and August 15 each year.

In August 2003, the Company repurchased a portion of its senior notes with a face value of $4.5 million and a weighted average premium of 8.9%. The Company recorded a loss on the repurchase in accordance with SFAS No. 145 which requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations. The loss of $0.5 million was included as additional senior notes interest expense. The carrying value of the senior notes is equal to the face value and the fair value is based on the quoted market prices. As of December 31, 2004, the carrying value was $170.5 million and the fair value was $185.2 million. As of December 31, 2003, the carrying value was $170.5 million and the fair value was $189.7 million.

The senior notes contain certain covenants and restrictions regarding incurring additional debt, limiting dividends or other restricted payments, and restricting transactions with affiliates, sales of assets and consolidations or mergers. The Company has complied with all covenants under the senior notes.

I. Commitments and Contingencies

As of December 31, 2004, the Company is contractually obligated to make the following payments within the next five years and thereafter:

(in thousands)	Payments Due by Period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1–3 Years**	**3–5 Years**	**More Than 5 Years**
Senior notes	$170,500	$ —	$ —	$ —	$170,500
Interest payable on senior notes	103,898	13,853	27,706	27,706	34,633
Operating leases	72,204	15,010	25,748	17,964	13,482
Total contractual obligations	346,602	28,863	53,454	45,670	218,615
Less sublease income	(9,039)	(1,246)	(2,094)	(2,085)	(3,614)
Net contractual obligations	$337,563	$27,617	$51,360	$43,585	$215,001

During the first quarter of 2005, the Company incurred additional indebtedness in order to finance the acquisition of First Health Group Corporation's outstanding common stock, refinance the existing indebtedness of First Health and pay related transaction fees and expenses. See *Note P* to consolidated financial statements for disclosure related to subsequent events.

Leases

The Company operates primarily in leased facilities with original lease terms of up to ten years with options for renewal. Through its acquisitions, the Company has office equipment leases with terms of approximately three years.

Total rent expense was $19.0 million, $17.4 million and $15.2 million, for the years ended December 31, 2004, 2003 and 2002, respectively.

Legal Proceedings

In the normal course of business, the Company has been named as a defendant in various legal actions such as actions seeking payments for claims denied by the Company, medical malpractice actions, employment related claims and other various claims seeking monetary damages. The claims are in various stages of proceedings and some may ultimately be brought to trial. Incidents occurring through December 31, 2004 may result in the assertion of additional claims. The Company maintains general liability, professional liability and employment practices liability insurances in amounts that it believes are appropriate, with varying deductibles for which it maintains reserves. The professional liability and employment practices liability insurances are carried through its captive subsidiary.

Coventry Health Care, Inc. is a defendant in the provider track in the Managed Care Litigation filed in the United States District Court for the Southern District of Florida, Miami Division, Multi-District Litigation ("MDL"), styled In re: Managed Care Litigation, MDL No. 1334. This lawsuit was filed by a group of physicians as a class action against Coventry and twelve other companies in the managed care industry. The plaintiffs have alleged violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), conspiracy to violate RICO and aiding and abetting a scheme to violate RICO. In addition to these federal law claims, the complaint includes state law claims for breach of contract, violations of various state prompt payment laws and equitable claims for unjust enrichment and quantum meruit. The trial court has dismissed several of the state law claims and ordered that all physicians who have an arbitration provision in their provider contracts must submit their direct RICO claims and all of their remaining state law claims to arbitration. As a consequence of this ruling, all the plaintiffs who have arbitration provisions voluntarily dismissed all of their claims that are subject to arbitration. The trial court however has ordered that the plaintiffs' claims of conspiracy, conspiracy to violate RICO and aiding and abetting violations of RICO are not subject to arbitration. The defendants' appeal to the 11th Circuit challenging the trial court's arbitration decision was denied. The trial court has certified various subclasses of physicians; however, Coventry is not subject to the class certification order because the motion to certify was filed before Coventry was joined as a defendant. The plaintiffs have now filed a motion to certify various subclasses as to Coventry. Coventry has filed its opposition to that motion which remains pending before the trial court. The defendants who were subject to the class certification order filed an appeal to the 11th Circuit Court of Appeals. The Court of Appeals has overturned the class certification order as to the plaintiffs' state law claims but affirmed the certification with respect to the plaintiffs' federal law claims. The U.S. Supreme Court has denied the defendants' petition to review the 11th Circuit's class certification decision. Two defendants have entered into settlement agreements with the plaintiffs. Both settlement agreements have been filed with the Court and have received final approval. This MDL lawsuit has triggered the filing of copycat class action complaints by other health care providers such as chiropractors, podiatrists, acupuncturists and other licensed health care professionals. Each of these actions has been transferred to the MDL and has been designated as "tag-along" actions. The court has entered an order which stays all proceedings in the tag-along actions until all pre-trial proceedings in the MDL action have been concluded. Although the Company can not predict the outcome, management believes that the MDL lawsuit and tag-along actions will not have a material adverse effect on its financial position or its results of operations. Management also believes that the claims asserted in these lawsuits are without merit, and the Company intends to defend its position.

Several companies in the insurance industry have received subpoenas for information from the New York Attorney General and the Connecticut Attorney General with respect to an industrywide investigation into certain insurance brokerage practices, including broker compensation arrangements, bid quoting practices and potential antitrust violations. Coventry has not been served with any such subpoenas.

As a consequence of the Attorney General investigations in New York and Connecticut, Coventry, like most other companies in the insurance industry, has received Letters of Inquiry from the departments of insurance in several states in which it does business. These Letters, which are very similar, if not identical, seek information regarding broker compensation arrangements, bid quoting practices and conduct which may potentially constitute antitrust violations. Coventry has provided the information requested by these Letters and currently does not anticipate any additional follow up or requests for additional information.

Capitation Arrangements

A small percentage of the Company's membership is covered by global capitation arrangements. Under the typical arrangement, the provider receives a fixed percentage of premium to cover all the medical costs provided to the globally capitated members. Under some capitated arrangements, physicians may also receive additional compensation from risk sharing and other incentive arrangements. Global capitation arrangements limit the Company's exposure to the risk of increasing medical costs, but expose the Company to risk as to the adequacy of the financial and medical care resources of the provider organization. In addition to global capitation arrangements, the Company has capitation arrangements for ancillary services, such as mental health care. The Company is ultimately responsible for the coverage of its members pursuant to the customer agreements. To the extent that the respective provider organization faces financial difficulties or otherwise is unable to perform its obligations under the capitation arrangements, the Company will be required to perform such obligations. Consequently, the Company may have to incur costs in excess of the amounts it would otherwise have to pay under the original global or ancillary capitation arrangements. Medical costs associated with capitation arrangements made up approximately 7.1%, 9.9%, and 8.9% of the Company's total medical costs for the years ended December 31, 2004, 2003 and 2002, respectively. Membership associated with global capitation arrangements was approximately 127,000, 145,000 and 116,000 as of December 31, 2004, 2003 and 2002, respectively.

Federal Employees Health Benefits Program

The Company contracts with the Office of Personnel Management ("OPM") to provide managed health care services under the Federal Employee Health Benefits Program ("FEHBP"). These contracts with the OPM and applicable government regulations establish premium rating arrangements for this program. The OPM conducts periodic audits of its contractors to, among other things, verify that the premiums established under its contracts are in compliance with the community rating and other requirements under FEHBP. The OPM may seek premium refunds or institute other sanctions against health plans that participate in the program.

HealthAmerica Pennsylvania, Inc. ("HealthAmerica"), the Company's Pennsylvania HMO subsidiary, received audit reports from the OPM that questioned approximately $31.1 million of subscription charges that were paid to HealthAmerica under the FEHBP for contract years 1993–1999. In the fourth quarter of 2003, HealthAmerica settled this dispute with the OPM and the U.S. Department of Justice. The final settlement payment of $29.0 million was fully reserved by HealthAmerica and therefore had no impact on 2003 earnings, the regulated capital of HealthAmerica, or its consolidated stockholders' equity.

J. Concentrations of Credit Risk

The Company's financial instruments that are exposed to credit risk consist primarily of cash equivalents, investments in fixed income securities and accounts receivable. The Company invests its excess cash in state and municipal bonds, U.S. Treasury and agency securities, mortgage-backed securities, asset-backed securities, corporate debt and other securities. Investments in marketable securities are managed within guidelines established by the Board of Directors, which require investment-grade fixed income securities and limit the amount that may be invested in any one issuer. The fair value of the Company's financial instruments is equivalent to their carrying value and, although there is some credit risk associated with these instruments, the Company believes this risk to be minimal.

Concentration of credit risk with respect to receivables is limited due to the large number of customers comprising the Company's customer base and their breakdown among geographical locations. The Company believes the allowance for doubtful accounts adequately provides for estimated losses as of December 31, 2004. The Company has a risk of incurring losses if such allowances are not adequate.

K. Statutory Information

The Company's HMO and insurance company subsidiaries are required by state regulatory agencies to maintain minimum surplus balances, thereby limiting the dividends the parent may receive from its regulated entities. During 2004, the Company received $173.6 million in dividends and $12.6 million for note repayments from its regulated subsidiaries.

The National Association of Insurance Commissioners ("NAIC") has proposed that states adopt risk-based capital ("RBC") standards that, if adopted, would generally require higher minimum capitalization requirements for HMOs and other risk-bearing health care entities. RBC is a method of measuring the minimum amount of capital appropriate for a managed care organization to support its overall business operations in consideration of its size and risk profile. The managed care organization's RBC is calculated by applying factors to various assets, premiums and reserve items. The factor is higher for those items with greater underlying risk and lower for less risky items. The adequacy of a managed care organization's actual capital can then be measured by a comparison to its RBC as determined by the formula. The Company's health plans are required to submit an RBC report to the NAIC and their domiciled state's department of insurance with their annual filing.

Regulators will use the RBC results to determine if any regulatory actions are required. Regulatory actions that could take place, if any, range from filing a financial action plan explaining how the plan will increase its statutory net worth to the approved levels, to the health plan being placed under regulatory control.

The majority of states in which the Company operates health plans have adopted an RBC policy that recommends the health plans maintain statutory reserves at or above the 'Company Action Level' which is currently equal to 200% of their RBC. The Company has adopted an internal policy to maintain all of its regulated subsidiaries' statutory capital and surplus at or above 250% of their RBC and a level of 300% in aggregate (referred to below as "300% of RBC"). Some states in which the Company's regulated subsidiaries operate require deposits to be maintained with the respective states' departments of insurance. The table below summarizes the Company's statutory reserve information as of December 31, 2004 and 2003.

(in millions, except percentage data)

Statutory Information

	2004	2003
Regulated capital and surplus	**$727.3**[a]	$585.4
300% of RBC	**$515.4**[a]	$449.4
Excess capital and surplus above 300% of RBC	**$211.9**[a]	$136.0
Capital and surplus as percentage of RBC	**423%**[a]	391%
Statutory deposits	**$ 23.1**	$ 23.2

[a]*unaudited*

The increase in capital and surplus for the Company's regulated subsidiaries is a result of income from 2004 offset by dividends paid to the parent company.

Excluding funds held by entities subject to regulation, the Company had cash and investments of approximately $383.1 million and $209.5 million at December 31, 2004 and December 31, 2003, respectively. The increase in non-regulated cash and investments is primarily a result of dividends received from subsidiaries mentioned above and ordinary operating activities offset by stock repurchases made and payments for acquisitions. During the year ended December 31, 2004, Coventry made capital contributions of approximately $20.0 million to the Company's HMO subsidiaries. Of this total, $16.0 million was made to the Company's newly formed Michigan subsidiary to meet statutory capital requirements.

L. Other Income

Other income for the years ended December 31, 2004, 2003 and 2002 includes investment income, net of fees, of approximately $44.1 million, $40.2 million and $40.9 million, respectively.

M. Share Repurchase Program

The Company's Board of Directors has approved a program to repurchase up to 10% of its outstanding common stock. Stock repurchases may be made from time to time at prevailing prices on the open market, by block purchase or in private transactions. As a part of this program, the Company purchased 3.3 million shares of its common stock in 2002 at an aggregate cost of $65.5 million, no shares in 2003 and 2.0 million shares during the first quarter of 2004 at an aggregate cost of $84.6 million. The total remaining common shares the Company is authorized to repurchase under the program is approximately 1.8 million as of December 31, 2004. Excluded from these amounts are shares purchased in exchange for employee payroll taxes on vesting of restricted stock awards as these purchases are not part of the program.

N. Segment Information

The Company has three reportable segments: Commercial, Medicare and Medicaid products. The products are provided to a cross section of employer groups and individuals throughout the Company's health plans. Commercial products include HMO, PPO and POS products. HMO products provide comprehensive health care benefits to members through a primary care physician. PPO and POS products permit members to participate in managed care but allow them the flexibility to utilize out-of-network providers in exchange for increased out-of-pocket costs. The Company provides comprehensive health benefits to members participating in Medicare and Medicaid programs and receives premium payments from federal and state governments.

The Company evaluates the performance of its operating segments and allocates resources based on gross margin. Assets are not allocated to specific products and, accordingly, can not be reported by segment. The following tables summarize the Company's reportable segments through gross margin and include a medical loss ratio ("MLR") calculation:

	Years Ended December 31,			
(in thousands)	**Commercial**	**Medicare**	**Medicaid**	**Total**
2004				
Revenues	**$4,024,219**	**$564,779**	**$609,601**	**$5,198,599**
Medical costs	**3,182,732**	**470,611**	**532,552**	**4,185,895**
Gross margin	**$ 841,487**	**$ 94,168**	**$ 77,049**	**$1,012,704**
MLR	**79.1%**	**83.3%**	**87.4%**	**80.5%**
2003				
Revenues	$3,438,424	$480,258	$523,763	$4,442,445
Medical costs	2,746,236	402,688	458,365	3,607,289
Gross margin	$ 692,188	$ 77,570	$ 65,398	$ 835,156
MLR	79.9%	83.8%	87.5%	81.2%
2002				
Revenues	$2,614,370	$432,556	$457,289	$3,504,215
Medical costs	2,163,709	371,538	384,252	2,919,499
Gross margin	$ 450,661	$ 61,018	$ 73,037	$ 584,716
MLR	82.8%	85.9%	84.0%	83.3%

O. Quarterly Financial Data (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2004 and 2003.

	Quarters Ended			
(in thousands, except per share data)	**March 31, 2004**	**June 30, 2004**	**September 30, 2004**	**December 31, 2004**
Operating revenues	**$1,287,967**	**$1,310,006**	**$1,329,816**	**$1,384,180**
Operating earnings	**110,710**	**123,387**	**128,206**	**134,368**
Earnings before income taxes	**117,979**	**130,743**	**135,443**	**142,826**
Net earnings	**74,327**	**84,002**	**87,022**	**91,766**
Basic earnings per share	**0.85**	**0.96**	**0.99**	**1.04**
Diluted earnings per share	**0.82**	**0.93**	**0.96**	**1.01**

(in thousands, except per share data)	Quarters Ended March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Operating revenues	$1,065,418	$1,096,431	$1,149,989	$1,223,305
Operating earnings	69,454	91,255	102,094	103,394
Earnings before income taxes	76,165	99,104	107,179	110,616
Net earnings	49,507	63,427	67,523	69,688
Basic earnings per share	0.57	0.72	0.76	0.78
Diluted earnings per share	0.55	0.70	0.74	0.76

P. Subsequent events

On January 28, 2005, the Company completed the acquisition of First Health Group Corporation ("First Health"). First Health is a full service national health benefits services company, headquartered in Downers Grove, Illinois, that serves the group health, workers' compensation and state public program markets. Each outstanding share of First Health common stock was converted into a right to receive $9.375 cash and 0.1791 shares of Coventry common stock. As a result of the merger, the Company paid $863.2 million in cash and issued approximately 16.5 million shares of its common stock to stockholders of First Health.

In connection with the acquisition, Coventry entered into new senior, unsecured credit facilities consisting of a $300 million five-year term loan, all of which was drawn at closing, and a $150 million five-year revolving credit facility, of which $65 million was drawn at closing.

Loans under the new senior credit facilities bear interest at a margin or spread in excess of either (1) the one-, two-, three- or six-month rate for the Eurodollar deposits (the "Eurodollar Rate") or (2) the greater of the federal funds rate plus 0.5% or the prime rate of the Administrative Agent ("ABR"), as selected by the Company. The margin or spread depends on the debt ratings assigned to the new credit facilities and the Company's consolidated leverage ratio and varies from 0.75% to 2% for Eurodollar Rate loans and from 0% to 1% for ABR loans. Commitment fees will accrue and be payable quarterly in arrears at an initial rate of 0.375% per annum, and subsequently at a rate ranging from 0.25% to 0.5% depending on the debt ratings assigned to the new credit facilities and the Company's consolidated leverage ratio, multiplied by the daily average undrawn portion of the revolving credit facility.

The Credit Agreement contains covenants, including, among other things, covenants that restrict the Company's ability and the ability of its subsidiaries to: incur additional indebtedness; incur guarantee obligations; create or permit liens on assets, engage in mergers or consolidations; dispose of assets; pay dividends or other distributions, purchase or redeem the Company's equity securities or those of its subsidiaries and make other restricted payments; make loans, advances or other investments (including acquisitions); engage in certain transactions with affiliates; agree with others to limit their ability to grant liens on assets; agree with others to limit the ability of the Company's subsidiaries to pay dividends or other restricted payments or to make loans or transfer assets to the Company or another of its subsidiaries. The new senior credit facilities also require compliance with specified financial ratios and tests, including a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum net worth requirement.

Coventry also closed the private placement of $250 million aggregate principal amount of $5^7/_8$% senior notes due 2012 and $250 million aggregate principal amount of $6^1/_8$% senior notes due 2015. These senior notes have since been registered with the Securities and Exchange Commission. The senior notes are general unsecured obligations of Coventry and rank equal in right of payment to all of Coventry's existing and future senior debt, including its existing 8.125% senior notes due 2012 and its new credit facilities.

The Indentures under which the notes have been issued, among other things, restrict the Company's ability and the ability of the Company's restricted subsidiaries to: make investments; incur or guarantee additional indebtedness; pay dividends or make other distributions on capital stock or redeem or repurchase capital stock; create liens; incur dividend or other payment restrictions affecting subsidiaries; and merge or consolidate with other entities. From and after the date on which the notes receive investment grade ratings from two designated rating agencies, certain covenants related to the notes will terminate.

Coventry used the proceeds from the new credit facilities and senior notes, together with approximately $221 million of cash on hand, to fund the First Health acquisition, including the repayment of First Health's outstanding bank debt and related transaction expenses.

Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting

Coventry's management, including the principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Coventry's management has performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), *Internal Controls—Integrated Framework*, and believes that the COSO framework is a suitable framework for such an evaluation. Management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2004.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements for the year ended December 31, 2004, has issued an attestation report on management's assessment of the Company's internal control over financial reporting which is included in this Annual Report.

Disclosure Controls and Procedures

We have performed an evaluation as of the end of the period covered by this report of the effectiveness of our "disclosure controls and procedures" (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934), under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial reporting during the quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Coventry Health Care, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Coventry Health Care, Inc. (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's consolidated balance sheets as of December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004, and our report dated February 15, 2005 expressed an unqualified opinion.



Ernst & Young LLP
Baltimore, Maryland
February 15, 2005

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Dale B. Wolf, certify that:

1. I have reviewed this Annual Report on Form 10-K of Coventry Health Care, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Dale B. Wolf

Dale B. Wolf
Chief Executive Officer and Director
Date: March 16, 2005

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Shawn M. Guertin, certify that:

1. I have reviewed this Annual Report on Form 10-K of Coventry Health Care, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Shawn M. Guertin

Shawn M. Guertin
Executive Vice President, Chief Financial Officer and Treasurer
Date: March 16, 2005

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Coventry Health Care, Inc. (the "Company") on Form 10-K for the period ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 16, 2005

By: /s/ Dale B. Wolf

Dale B. Wolf
Chief Executive Officer and Director

By: /s/ Shawn M. Guertin

Shawn M. Guertin
Executive Vice President, Chief Financial Officer and Treasurer

The Company has submitted an unqualified Section 12(a) CEO Certification to the NYSE in 2004 pursuant to Section 303A.12 of the NYSE Listed Company Manual.

Directors and Executive Officers

Board of Directors

Allen F. Wise
Chairman, Coventry Health Care

Elizabeth E. Tallett
Lead Director, Coventry Health Care
Principal
Hunter Partners, LLC

Dale B. Wolf
Chief Executive Officer
Coventry Health Care

Joel Ackerman
Managing Director
Warburg Pincus

John H. Austin, M.D.
Chairman and Chief Executive Officer
Arcadian Management Services

L. Dale Crandall
Former President and Chief Operating Officer
Kaiser Foundation Health Plan, Inc.

Emerson D. Farley, Jr., M.D.
Physician

Lawrence N. Kugelman
Private Investor and Business Consultant

Rodman W. Moorhead, III
Senior Advisor and Managing Director
Warburg Pincus

Robert W. Morey
President and Principal
Catalina Life and Health Reinsurers, Inc.
R. W. Morey Reinsurers Limited

Timothy T. Weglicki
Managing Member
ABS Partners, L.P.

Executive Officers

Dale B. Wolf
Chief Executive Officer

Thomas P. McDonough
President

Harvey C. DeMovick, Jr.
Executive Vice President,
Customer Service Operations and
Chief Information Officer

Shawn M. Guertin
Executive Vice President,
Chief Financial Officer and Treasurer

Francis S. Soistman, Jr.
Executive Vice President, Health Plan Operations

Bernard J. Mansheim, M.D.
Senior Vice President and Chief Medical Officer

Richard J. Gilfillan, M.D.
Senior Vice President

Thomas C. Zielinski
Senior Vice President and General Counsel

Patrisha L. Davis
Vice President and Chief Human Resources Officer

John J. Ruhlmann
Vice President and Corporate Controller

Notice of Annual Meeting

The annual meeting of shareholders will be held on May 19, 2005, at 9:30 a.m., Eastern Daylight Saving Time, at the Bethesda Marriott, 5151 Pooks Hill Road, Bethesda, MD 20814
(301) 897-9400

Transfer Agent

Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 756-3353
www.melloninvestor.com

Corporate Counsel

Bass, Berry and Sims, PLC
Nashville, TN

Corporate Headquarters

Coventry Health Care, Inc.
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817
(301) 581-0600

Form 10-K

Coventry Health Care has filed an Annual Report on Form 10-K for the year ended December 31, 2004 with the Securities and Exchange Commission. Section 302 CEO/CFO certifications and Section 906 CEO/CFO certifications have been filed as exhibits to Form 10-K. Shareholders may obtain a copy of this report, including the CEO/CFO certifications, by writing:

Investor Relations Department
Coventry Health Care
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

The report and certifications are also available on Coventry's web site at www.cvty.com

Common Stock

Coventry Health Care common stock is traded on the New York Stock Exchange under the symbol "CVH."

Dividend Policy

Coventry Health Care has not paid any cash dividends on its common stock. The Company's ability to pay dividends is restricted as discussed in the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Disclaimer

This Annual Report contains forward-looking information. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be significantly impacted by certain risks and uncertainties described herein and in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2004.

designed by curran & connors, inc. / www.curran-connors.com





COVENTRY HEALTH CARE
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817
www.cvty.com